File No. 33-61751
                                                            CIK #896920

                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:         Insured Municipals Income Trust and Investors'
                                Quality Tax-Exempt Trust, Multi-Series 262

B. Name of Depositor:           Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                One Parkview Plaza
                                Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Chapman and Cutler           Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 W. Monroe Street         One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title and amount of securities being registered:  44,367* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**): $45,254,340

G. Amount of filing fee, computed at one twenty-ninth of 1 percent of proposed maximum aggregate offering price to the public: $15,604.94 ($351.72 previously paid)

H. Approximate date of proposed sale to the public: as soon as practicable after the Effective Date of the Registration Statement
   / X /: Check box if it is proposed that this filing will become effective on November 9, 1995 pursuant to Rule 487.



  29,578  Units registered for primary distribution.
  14,789 Units registered for resale by Depositor of Units previously sold in primary distribution.
      ** Estimated solely for the purpose of calculating the registration fee.




                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 262

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust                 )
   (b)  Title of securities issued    )  Prospectus Front Cover Page

2. Name and address of Depositor      )  Introduction
                                      )  Summary of Essential Financial
                                      )       Information
                                      )  Trust Administration

3. Name and address of Trustee        )  Introduction
                                      )  Summary of Essential Financial
                                      )       Information
                                      )  Trust Administration

4. Name and address of principal      )  Underwriting
     underwriter                      )

5. Organization of trust              )  Introduction

6. Execution and termination of       )  Introduction
     Trust Indenture and Agreement    )  Trust Administration

7. Changes of Name                    )  *

8. Fiscal year                        )  *

9. Material Litigation                )  *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding     )  Introduction
      trust's securities and rights   )  Unitholder Explanations
      of security holders             )  Trust Information
                                      )  Trust Administration

11. Type of securities comprising     )  Introduction
      units                           )  Trust Information
                                      )  Trust Portfolios

12. Certain information regarding     )  *
      periodic payment certificates   )

13. (a)  Load, fees, charges and      )  Introduction
      expenses                        )  Summary of Essential Financial
                                      )       Information
                                      )  Unitholder Explanations
                                      )  Trust Information
                                      )  Trust Administration

    (b)  Certain information regard-  )  *
           ing periodic payment plan  )
           certificates               )

    (c)  Certain percentages          )  Introduction
                                      )  Summary of Essential Financial
                                      )       Information
                                      )  Unitholder Explanations

    (d)  Certain other fees,          )  Unitholder Explanations
           expenses or charges        )  Trust Administration
           payable by holders         )

    (e)  Certain profits to be        )  Unitholder Explanations
           received by depositor,     )  Underwriting
           principal underwriter,     )  Notes to Portfolios
           trustee or affiliated      )
           persons                    )

    (f)  Ratio of annual charges      )  *
           to income                  )

14. Issuance of trust's securities    )  Unitholder Explanations

15. Receipt and handling of payments  )  *
      from purchasers                 )

16. Acquisition and disposition of    )  Introduction
      underlying securities           )  Unitholder Explanations
                                      )  Trust Administration

17. Withdrawal or redemption          )  Unitholder Explanations
                                      )  Trust Administration

18. (a)  Receipt and disposition      )  Introduction
      of income                       )  Unitholder Explanations

    (b)  Reinvestment of distribu-    )  *
           tions                      )

    (c)  Reserves or special funds    )  Unitholder Explanations
                                      )  Trust Administration

    (d)  Schedule of distributions    )  *

19. Records, accounts and reports     )  Unitholder Explanations
                                      )  Trust Administration

20. Certain miscellaneous provisions  )  Trust Administration
      of Trust Agreement              )

21. Loans to security holders         )  *

22. Limitations on liability          )  Trust Portfolios
                                      )  Trust Administration

23. Bonding arrangements              )  *

24. Other material provisions of      )  *
      trust indenture or agreement    )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor         )  Trust Administration

26. Fees received by Depositor        )  Trust Administration

27. Business of Depositor             )  Trust Administration

28. Certain information as to         )
      officials and affiliated        )  *
      persons of Depositor            )

29. Companies owning securities of    )  *
      Depositor                       )

30. Controlling persons of Depositor  )  *

31. Compensation of Directors         )  *

32. Compensation of Directors         )  *

33. Compensation of Employees         )  *

34. Compensation to other persons     )  Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's           )  Introduction
      securities by states            )  Settlement of Bonds in the Trusts

36. Suspension of sales of trust's    )  *
      securities                      )

37. Revocation of authority to        )  *
      distribute                      )

38. (a)  Method of distribution       )

    (b)  Underwriting agreements      )  Unitholder Explanations

    (c)  Selling agreements           )

39. (a)  Organization of principal    )
           underwriter                )
                                      )  Trust Administration
    (b)  N.A.S.D. membership by       )
           principal underwriter      )

40. Certain fees received by          )  *
      principal underwriter           )

41. (a)  Business of principal        )  Trust Administration
      underwriter                     )

    (b)  Branch offices of principal  )  *
      underwriter                     )

    (c)  Salesmen of principal        )  *
      underwriter                     )

42. Ownership of securities of the    )  *
      trust                           )

43. Certain brokerage commissions     )
      received by principal           )  *
      underwriter                     )

44. (a)  Method of valuation          )  Introduction
                                      )  Summary of Essential Financial
                                      )       Information
                                      )  Unitholder Explanations
                                      )  Trust Administration

    (b)  Schedule as to offering      )  *
           price                      )

    (c)  Variation in offering price  )  Unitholder Explanations
           to certain persons         )

45. Suspension of redemption rights   )  *

46. (a)  Redemption valuation         )  Unitholder Explanations
                                      )  Trust Administration

    (b)  Schedule as to redemption    )  *
      price                           )

47. Purchase and sale of interests    )  Unitholder Explanations
      in underlying securities        )  Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of    )  Trust Administration
      trustee                         )

49. Fees and expenses of trustee      )  Summary of Essential Financial
                                      )       Information
                                      )  Trust Administration

50. Trustee's lien                    )  Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's   )
      securities                      )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-   )
           ment with respect to       )
           replacement or elimi-      )  Trust Administration
           nation of portfolio        )
           securities                 )

    (b)  Transactions involving       )
           elimination of underlying  )  *
           securities                 )

    (c)  Policy regarding substitu-   )  Trust Administration
           tion or elimination of     )
           underlying securities      )

    (d)  Fundamental policy not       )  *
           otherwise covered          )

53. Tax Status of trust               )  Trust Information
                                      )  Other Matters


              VIII.  Financial and Statistical Information

54. Trust's securities during         )  *
      last ten years                  )

55.                                   )
                                      )

56. Certain information regarding     )  *
                                      )

57. Periodic payment certificates     )

58.                                   )

59. Financial statements (Instruc-    )  Other Matters
      tions 1(c) to Form S-6)   )


__________________________________
* Inapplicable, omitted, answer negative or not required


Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.


Preliminary Prospectus Dated November 9, 1995
Subject To Completion

November 9, 1995


Van Kampen American Capital
Insured Municipals Income Trust
and Investors' Quality Tax-Exempt Trust, Multi-Series 262


IM-IT 360              Ohio IM-IT 99               National Quality 92
California IM-IT 147   Pennsylvania IM-IT 210      North Carolina Quality 84
New York IM-IT 129


In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.


The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of seven underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 360 (the "IM-IT"), California Insured Municipals Income Trust, Series 147 (the "California IM-IT Trust"),
New York Insured Municipals Income Trust, Series 129 (the "New York IM-IT Trust"), Ohio Insured Municipals Income Trust, Series 99 (the "Ohio
IM-IT Trust"), Pennsylvania Insured Municipals Income Trust, Series 210
(the "Pennsylvania IM-IT Trust"), Investors' Quality Tax-Exempt Trust,
Series 92 (the "National Quality Trust") and North Carolina Investors'
Quality Tax-Exempt Trust, Series 84 (the "North Carolina Quality Trust"
). The various trusts are collectively referred to herein as the "Trusts". The California IM-IT, New York IM-IT, Ohio IM-IT, Pennsylvania
IM-IT and North Carolina Quality Trusts are sometimes collectively referred to herein as the "State Trusts", while the IM-IT, California IM-IT, New
York IM-IT, Ohio IM-IT and Pennsylvania IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts" and the National Quality and North Carolina Quality Trusts are sometimes referred to herein as the "Quality Trusts". Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "Securities"). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.



"AAA" Rating for the Insured Trusts Only. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" on page 23. Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill
Companies. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments.



Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial
Information". For sales charges in the secondary market, see
"Unitholder Explanations--Public Offering". If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" for each Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--Unit Distribution". See "Unitholder
Explanations--Public Offering".


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Returns and Estimated Long-Term Returns to Unitholders as of the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) under the monthly and semi-annual distribution plans were as set forth under "Per Unit Information" for each Trust. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information" for each Trust.


Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Change of Distribution Option". The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the first day of each month and record dates for semi-annual distributions will be the first day of the months indicated under "Per
Unit Information" for the applicable Trust. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus interest accrued to the date of settlement (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations--Public Offering--Market for Units").

Reinvestment Option. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public
Offering--Reinvestment Option".

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors".


                 INSURED MUNICIPALS INCOME TRUST
             AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                        Multi-Series 262
            Summary of Essential Financial Information
    At the Close of Business on the day before the Date of Deposit:
                        November 8, 1995
       (except for the IM-IT and the Pennsylvania IM-IT Trusts
  as of 8:00 A.M. Central Time on the Date of Deposit: November 9, 1995)
               Sponsor:   Van Kampen American Capital Distributors, Inc.
             Evaluator:   American Portfolio Evaluation Services
                          (A division of a subsidiary of the Sponsor)
               Trustee:   The Bank of New York
                                                                                          California    New York      Ohio
GENERAL INFORMATION                                                         IM-IT         IM-IT Trust   IM-IT Trust   IM-IT Trust
Principal Amount (Par Value) of Securities in Trust <F1>................... $   9,075,000 $   2,965,000 $   3,035,000 $   3,020,000
Number of Units............................................................         9,068         3,024         3,109         3,063
Fractional Undivided Interest in the Trust per Unit .......................       1/9,068       1/3,024       1/3,109       1/3,063
Principal Amount (Par Value) of Securities per Unit <F2>................... $    1,000.77 $      980.49 $      976.20 $      985.96
Public Offering Price: ....................................................
 Aggregate Offering Price of Securities in Portfolio....................... $   8,623,698 $   2,875,837 $   2,956,670 $   2,912,934
 Aggregate Offering Price of Securities per Unit........................... $      951.00 $      951.00 $      951.00 $      951.01
 Sales Charge <F3>......................................................... $       49.00 $       49.00 $       49.00 $       48.99
 Public Offering Price per Unit <F4>....................................... $    1,000.00 $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F4>............................................. $      943.64 $      943.62 $      943.77 $      943.96
Secondary Market Repurchase Price per Unit <F4>............................ $      951.00 $      951.00 $      951.00 $      951.01
Excess of Public Offering Price per Unit Over Redemption Price per Unit.... $       56.36 $       56.38 $       56.23 $       56.04
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption
Price per Unit............................................................. $        7.36 $        7.38 $        7.23 $        7.05
Minimum Value of the Trust under which Trust Agreement may be terminated... $   1,815,000 $     593,000 $     607,000 $     604,000


Minimum Principal Distribution...........$1.00 per Unit
First Settlement Date....................November 14, 1995
Evaluator's Annual Supervisory Fee.......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee <F5>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.


<F3>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT, National Quality or a State Trust- 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an
IM-IT Intermediate Trust - 3.9% (4.058%); or an IM-IT Short Intermediate Trust
- 2% (2.041%).


<F4>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units."

<F5>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.


                 INSURED MUNICIPALS INCOME TRUST
             AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
                        Multi-Series 262
            Summary of Essential Financial Information (Continued)
    At the Close of Business on the day before the Date of Deposit:
                        November 8, 1995
       (except for the IM-IT and the Pennsylvania IM-IT Trusts
  as of 8:00 A.M. Central Time on the Date of Deposit: November 9, 1995)
               Sponsor:   Van Kampen American Capital Distributors, Inc.
             Evaluator:   American Portfolio Evaluation Services
                          (A division of a subsidiary of the Sponsor)
               Trustee:   The Bank of New York
                                                                                                                    North
                                                                                        Pennsylvania  National      Carolina
GENERAL INFORMATION                                                                     IM-IT Trust   Quality Trust Quality Trust
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   3,015,000 $   5,000,000 $   3,085,000
Number of Units........................................................................         3,084         5,068         3,162
Fractional Undivided Interest in the Trust per Unit....................................       1/3,084       1/5,068       1/3,162
Principal Amount (Par Value) of Securities per Unit <F2>............................... $      977.63 $      986.58 $      975.65
Public Offering Price: ................................................................
 Aggregate Offering Price of Securities in Portfolio................................... $   2,932,895 $   4,819,692 $   3,007,078
 Aggregate Offering Price of Securities per Unit....................................... $      951.00 $      951.00 $      951.00
 Sales Charge <F3>..................................................................... $       49.00 $       49.00 $       49.00
 Public Offering Price per Unit <F4>................................................... $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F4>......................................................... $      943.47 $      943.73 $      943.63
Secondary Market Repurchase Price per Unit <F4>........................................ $      951.00 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       56.53 $       56.27 $       56.37
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.53 $        7.27 $        7.37
Minimum Value of the Trust under which Trust Agreement may be terminated............... $     603,000 $   1,000,000 $     617,000


Minimum Principal Distribution...........$1.00 per Unit
First Settlement Date....................November 14, 1995
Evaluator's Annual Supervisory Fee.......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee <F5>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.


<F3>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT, National Quality or State
Trust - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an
IM-IT Intermediate Trust - 3.9% (4.058%); or an IM-IT Short Intermediate Trust
- 2% (2.041%).


<F4>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units."

<F5>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

SETTLEMENT OF BONDS IN THE TRUSTS


The Fund. Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 262 (the "Fund"), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the
"Trust Agreement"), dated the Date of Deposit, among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund consists of seven separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the States of Illinois, Indiana, Virginia and Washington may purchase Units of the IM-IT and National Quality Trusts only. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General
Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information". Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information." Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT, State or National Quality Trust will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any IM-IT, State or National Quality Trust consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years and 5 years, respectively.


The portfolios of the Trusts may consist of bonds that were acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in such Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Other Matters--Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "Notes to Portfolios". The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit
Information" for the applicable Trust. Holders of the Units will be "at risk" with respect to all Securities in the portfolios including
"when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement
Bonds" below.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information". To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation ("AMBAC") or MGIC Indemnity Corporation ("MGIC Indemnity"), (2)
Financial Guaranty, (3) MBIA Insurance Corporation ("MBIA"), (4) Bond Investors Guaranty Insurance Company ("BIG"), (5) National Union Fire Insurance Company of Pittsburgh, PA. ("National Union"), (6) Capital
Guaranty Insurance Company ("Capital Guaranty"), (7) Capital Markets
Assurance Corporation ("CapMAC") and/or (8) Financial Security
Assurance Inc. ("Financial Security" or "FSA") (collectively, the "Preinsured Bond Insurers") (see "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts"). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds") are not additionally insured by an Insured
Trust. No representation is made as to any insurer's ability to meet its commitments.

Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See "Unitholder Explanations--Public Offering--Offering Price". On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's rating of "BBB-" or at least the Moody's Investors Service, Inc.
rating of "Baa", which in brief represent the lowest ratings for securities of investment grade (see "Other Matters--Description of Securities Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA" rating by Standard & Poor's. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Securities was in no case less than "BBB-" in the case of the Insured
Trusts and "A-" in the case of the Quality Trusts, or the Moody's
Investors Service, Inc. rating of the Securities was in no case less than "Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings"), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration").

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Risk Factors. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA" rating of the Units of each of the Insured Trusts would not be affected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See
"General" for each Trust.

Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General" for each Trust.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds") to make up the original corpus of the Fund.


The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT, State or National Quality Trust or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund", (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality
Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.


If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Bond Redemptions. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios". See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made on a monthly basis, unless the Unitholder elects to receive them semi-annually. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust and will be made on the fifteenth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the first day of such month. The first distribution of funds from the Principal Account, if any, will be made on the first semi-annual distribution date to Unitholders of record on the first semi-annual record date, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Unitholder Explanations--Public Offering
--Distributions of Interest and Principal").

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Certificates for Units will bear appropriate notations on their face indicating which plan of distribution has been selected in respect thereof. If a change in the plan of distribution is made, the existing certificate must be surrendered to the Trustee and a new certificate will be issued, at no charge to the Unitholder, to reflect the currently effective plan of distribution.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS


As of the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Returns and the Estimated Long-Term Returns, under the monthly and semi-annual distribution plans, were as set forth in the "Per Unit Information" for each Trust. Estimated Current
Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.


In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit Information" for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "Per Unit Information" for the applicable Trust.

INTEREST EARNING SCHEDULE

Calculation of Estimated Net Annual Interest Income. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.


The beginning interest date for each Trust is November 14, 1995. The first monthly record date for each Trust (December 1, 1995) is 17 days from such date. The daily rates of estimated net annual interest income per Unit accrued on a monthly basis are $.14449, $.14416, $.14327, $.14003, $.14251, $.15184
and $.14221 for the IM-IT, California IM-IT, New York IM-IT, Ohio IM-IT, Pennsylvania IM-IT, National Quality and North Carolina Quality Trusts, respectively. This amounts to $2.46, $2.45, $2.44, $2.38, $2.42, $2.58 and
$2.42 for the IM-IT, California IM-IT, New York IM-IT, Ohio IM-IT, Pennsylvania IM-IT, National Quality and North Carolina Quality Trusts, respectively.

Utilizing the preceding information assuming the monthly payment option, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the California IM-IT Trust:

The California IM-IT Trust accrues
$2.45 to the first record date plus
$43.30 which is 10 normal distributions at $4.33, and finally adding
$6.15 which has accrued from October 1, 1996 until November 14, 1996 which completes the 360 day cycle (43 days times the daily factor)

Total $51.90 interest earned /$1,000.00 (Date of Deposit Public Offering Price) = 5.19% Estimated Current Return as of the Date of Deposit.


ACCRUED INTEREST

Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING


General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Securities) for IM-IT, State Trust or National Quality Trusts, 4.3% of the Public Offering Price (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 2.0% of the Public Offering Price (2.041% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender", in which case such mandatory tender will be deemed to be the date upon which they mature.


The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:


Years To Maturity    Sales Charge                Years To Maturity    Sales Charge
1................... 1.523%                       9................... 4.712%
2................... 2.041                       10................... 4.932
3................... 2.564                       11................... 4.932
4................... 3.199                       12................... 4.932
5................... 3.842                       13................... 5.374
6................... 4.058                       14................... 5.374
7................... 4.275                       15................... 5.374
8................... 4.493                       16 to 30..............6.045

The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 5.10%. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:



                       Dollar Amount of Sales
                       Charge Reduction Per Unit
                        IM-IT, State and
Aggregate Number of    National Quality    IM-IT Short
Units Purchased        Trusts              Intermediate Trust   Other Trusts
100-249 Units......... $            4.00   $            2.00   $              4.00
250-499 Units......... $            6.00   $            3.00   $              6.00
500-999 Units......... $           14.00   $            4.00   $              9.00
1,000 or more Units... $           19.00   $            6.00   $             11.00


Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial
Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen American Capital Distributors Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Trust Administration--General--Unit Distribution") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.


As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for the IM-IT and the Pennsylvania IM-IT Trusts as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.


The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "Notes to Portfolios".

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A
Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time under the plan of distributions chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses"). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of all unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc. (except Unitholders of a New York IM-IT Trust or a New York IM-IT Intermediate Laddered Maturity Trust), may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any of the open ended mutual funds (except for B shares) listed under "Trust Administration--Sponsor" which are registered in the Unitholder's state of residence. New York IM-IT Trust and New York IM-IT Intermediate Laddered Maturity Trust Unitholders, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen American Capital Reserve Fund, the Van Kampen American Capital Tax Free Money Fund, the Van Kampen American Capital Florida Insured Tax Free Income Fund, the Van Kampen American Capital New Jersey Tax Free Income Fund, or the Van Kampen American Capital New York Tax Free Income Fund, in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen American Capital Distributors, Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities in such Trust) by the amount shown under "Summary of Essential Financial Information". While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see
"Public Offering--Offering Price" above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See
"Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection". An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units") and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination").

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price". It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering
Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See
"Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection".

AMBAC Indemnity Corporation ("AMBAC Indemnity") is a
Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,145,000,000 (unaudited) and statutory capital of approximately $782,000,000 (unaudited) as of December 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

MBIA Insurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. As of March 31, 1995 MBIA had admitted assets of $3.5 billion (unaudited), total liabilities of $2.4 billion (unaudited), and total capital and surplus of $1.1 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service, Inc. rates all bond issues insured by MBIA "Aaa" and short term loans "MIG 1," both designated to be of the highest quality.

Standard & Poor's rates all new issues insured by MBIA "AAA" Prime
Grade.

The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

Financial Guaranty Insurance Company ("Financial Guaranty" or
"FGIC") is a wholly-owned subsidiary of FGIC Corporation (the
"Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of June 30, 1995, the total capital and surplus of Financial Guaranty was approximately $978,500,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention:
Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

Financial Security Assurance, Inc. ("Financial Security" or
"FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa" by Moody's
Investors Service, Inc., and "AAA" by Standard & Poor's, Nippon
Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company ("Capital Guaranty") is a
"Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated
"Triple-A" by both Moody's and Standard & Poor's. Therefore, if Capital Guaranty insures an issue with a stand alone rating of less than "Triple-A," such issue would be "upgraded" to "Aaa/AAA" by virtue of Capital Guaranty's Insurance.

 As of December 31, 1994, Capital Guaranty had more than $15.7 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $196,529,000, and the total admitted assets were $303,723,316 as reported to the Insurance Department of the State of Maryland as of December 31, 1994. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors
Service, Inc., "AAA" by Standard & Poor's, "AAA" by Duff &
Phelps Credit Rating Co. and "AAA" by Nippon Investors Service Inc.
Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees. Neither Holdings nor any of its stockholders is obligated to pay any claims under any policy issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).

THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

As at December 31, 1994 and 1993, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $170 million and $168 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "AAA" investment rating. See "Description of Securities Ratings".
The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard &
Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status".

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

The Bonds in the Insured Trusts are insured as follows:


                      Bonds insured           Bonds insured
                      under AMBAC             under Financial
Trust                 Indemnity               Guaranty                Preinsured    Total
                      portfolio insurance     portfolio insurance     Bonds
IM-IT................ --                      --                      100%          100%
California IM-IT..... --                      --                      100%          100%
New York IM-IT....... --                      --                      100%          100%
Ohio IM-IT........... --                      --                      100%          100%
Pennsylvania IM-IT... --                      --                      100%          100%

The breakdown of the Preinsured Bonds is as follows: IM-IT-- AMBAC Indemnity 21%, Capital Guaranty 11%, Financial Guaranty 38%, MBIA 22%, FSA 2%, and CapMAC 6%; California IM-IT Trust-- AMBAC Indemnity 34%, Financial Guaranty 13%, MBIA 13%, FSA 23% and CapMac 17%; New York IM-IT Trust-- AMBAC Indemnity 32%, Financial Guaranty 5%, MBIA 55% and FSA 8%; Ohio IM-IT Trust-- AMBAC Indemnity 62%, Financial Guaranty 17% and MBIA 21%; Pennsylvania IM-IT Trust-- AMBAC Indemnity 20%, Financial Guaranty 63% and MBIA 17%.



IM-IT

General. The IM-IT consists of 18 issues of Securities. Three of the Bonds in the IM-IT are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 13 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: Health Care, 5 (22%); General Obligations, 3 (18%); Certificates of Participation, 2 (12%); Transportation, 1 (11%); Water and Sewer, 1 (11%); Public Building, 3 (8%); Retail Electric/Gas, 1 (7%); General Purpose, 1 (6%) and Higher Education, 1 (5%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 28 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Trust Units, see "Other Matters--Federal Tax Status".



                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     53.81  $    53.81
 Less: Estimated Annual Expense per Unit <F2>.............................. $      1.79  $     1.40
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     52.02  $    52.41
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     52.02  $    52.41
 Divided by 12 and 2, respectively......................................... $      4.34  $    26.21
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .14449  $   .14557
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.20%       5.24%
Estimated Long-Term Return <F3><F4><F5>....................................        5.25%       5.29%
Estimated Initial Monthly Distribution (December 1995)..................... $      2.46
Estimated Initial Semi-annual Distribution (December 1995).................              $     2.47
Estimated Normal Distribution per Unit <F5>................................ $      4.34  $    26.21


Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the IM-IT
                                Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--June and December commencing December 15, 1995

<F1>During the first year the Trustee will reduce its fee by approximately $.30 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $54.11. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.09 and $1.70 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See
"Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".


INSURED MUNICIPALS INCOME TRUST
SERIES 360 (IM-IT AND QUALITY MULTI-SERIES 262)
PORTFOLIO As of November 9, 1995
               Name of Issuer, Title, Interest Rate and Maturity                                               Offering
Aggregate      Date of either Bonds Deposited or Bonds Contracted                   Redemption                 Price To
Principal<F1>  for<F1><F5>                                              Rating<F2>  Feature<F3>                IM-IT<F4>
$     250,000  Washington Health Care Facilities Authority, Revenue
               Bonds (Peace Health) Series 1995 (MBIA Insured)**
               #5.625% Due 11/15/2015............................... AAA            2005 @ 102                 $     246,110
      590,000  Greenville County Public Facilities Corporation,
               Greenville County, South Carolina, Certificates of
               Participation (Courthouse Project and Detention
               Center Facilities Project) Series 1995 (AMBAC                        2005 @ 102
               Indemnity Insured)   #5.70% Due 4/1/2017............. AAA            2013 @ 100 S.F.                  585,728
      165,000  West Lafayette Junior-Senior High School Building
               Corporation, Indiana, First Mortgage Bonds
               (Unlimited Tax-General Obligation) Series 1995 (MBIA                 2004 @ 101
               Insured)   #5.85% Due 1/15/2018...................... AAA            2016 @ 100 S.F.                  166,459
      500,000  Pomona Public Financing Authority, California, 1993
               Refunding Revenue Bonds, Series L (Southwest Pomona
               Redevelopment Project) CapMAC Insured   #5.75% Due                   2004 @ 102
               2/1/2020............................................. AAA            2014 @ 100 S.F.                  494,765
      130,000  Metropolitan Pier and Exposition Authority
               (Illinois) McCormick Place Expansion Project
               Refunding Revenue Bonds, Series 1994A (MBIA Insured)
                 #0.00% Due 6/15/2020............................... AAA                                              30,498   <F6>
    1,000,000  New Prairie United School Building Corporation
               (Indiana) First Mortgage Refunding Bonds (General
               Obligation-Unlimited Tax) Series 1995 (Capital                       2005 @ 101
               Guaranty Insured)**   #5.50% Due 7/5/2020............ AAA            2016 @ 100 S.F.                  965,820
      250,000  Bellevue Convention Center Authority, King County,
               Washington, Special Obligation Revenue and Refunding
               Bonds, Series 1994 (MBIA Insured)   #0.00% Due
               2/1/2021............................................. AAA                                              56,550   <F6>
      360,000  Oklahoma City Industrial and Cultural Facilities
               Trust (Oklahoma) Health Facilities Revenue Bonds
               (St. Anthony and Sisters of St. Mary Hospital
               Project) Series 1995A (MBIA Insured)   #5.875% Due                   2005 @ 102
               6/1/2021............................................. AAA            2013 @ 100 S.F.                  361,634
    1,000,000  New Hampshire Higher Educational and Health
               Facilities Authority, Hospital Revenue Bonds, Mary
               Hitchcock Memorial Hospital Issue, Series 1993A                      2003 @ 102
               (FGIC Insured)   #5.25% Due 8/15/2021................ AAA            2018 @ 100 S.F.                  934,330
      325,000  Rhode Island Convention Center Authority, Refunding
               Revenue Bonds, Series 1993C (MBIA Insured)   #5.00%                  2004 @ 102
               Due 5/15/2023........................................ AAA            2009 @ 100 S.F.                  292,738
    1,000,000  State of Michigan, State Trunk Line Fund Bonds,                      2004 @ 102
               Series 1994A (FGIC Insured)   #5.80% Due 11/15/2024.. AAA            2021 @ 100 S.F.                1,006,600


               Name of Issuer, Title, Interest Rate and Maturity                                               Offering
Aggregate      Date of either Bonds Deposited or Bonds Contracted                                              Price To
Principal<F1>  for<F1><F5>                                              Rating<F2>  Redemption Feature<F3>     IM-IT<F4>
$   1,000,000  Harrison County Wastewater Management District
               (Mississippi) Wastewater Treatment Facilities
               Revenue Bonds, Series 1995 (FGIC Insured)   #5.875%                  2005 @ 102
               Due 2/1/2025......................................... AAA            2018 @ 100 S.F.            $   1,006,930
      500,000  Paw Paw Public Schools, County of Van Buren,
               Michigan, 1995 School Building and Site Bonds
               (General Obligation-Unlimited Tax) FGIC Insured**                    2005 @ 100
               #5.625% Due 5/1/2025................................. AAA            2016 @ 100 S.F.                  493,665
      150,000  Maine Health and Higher Educational Facilities
               Authority, Revenue Bonds, Series 1995C (FSA Insured)                 2005 @ 102
                 #6.20% Due 7/1/2025................................ AAA            2021 @ 100 S.F.                  154,746
      500,000  California Statewide Communities Development
               Authority, Insured Health Facilities Revenue
               Certificates of Participation (UniHealth America)
               Series 1993A (AMBAC Indemnity Insured)  #5.75% Due                   2003 @ 102
               10/1/2025............................................ AAA            2015 @ 100 S.F.                  496,830
      500,000  Board of Trustees of Oakland University, Michigan,
               General Revenue Bonds, Series 1995 (MBIA Insured)                    2005 @ 102
               #5.75% Due 5/15/2026................................. AAA            2016 @ 100 S.F.                  500,355
      605,000  Beaver County Industrial Development Authority,
               Pennsylvania, Pollution Control Revenue Refunding
               Bonds, Series 1993A (Ohio Edison Company Mansfield
               Project) AMBAC  Indemnity Insured   #5.45% Due
               9/15/2033............................................ AAA            2003 @ 102                       575,657
      250,000  New York State Medical Care Facilities Finance
               Agency, Montefiore Medical Center, FHA Insured
               Mortgage Revenue Bonds, Series 1995A (AMBAC                          2005 @ 102
               Indemnity Insured)   #6.00% Due 2/15/2035............ AAA            2023 @ 100 S.F.                  254,283
$   9,075,000                                                                                                  $   8,623,698


All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

CALIFORNIA IM-IT TRUST

General. The California IM-IT Trust consists of 9 issues of Securities. Three of the Bonds in the California IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total California IM-IT Trust) as follows: General Obligations, 3 (19%); Certificates of Participation, 1 (17%); General Purpose, 1 (17%); Higher Education, 1 (17%); Public Building, 1 (17%); Retail Electric/Gas, 1 (7%) and Health Care, 1 (6%). No Bond issue has received a provisional rating.

Risk Factors. The Trust will invest substantially all of its assets in California Municipal Obligations. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of almost 32 million represents 12.3% of the total United States population and grew by 27% in the 1980s. While the State's substantial population growth during the 1980s stimulated local economic growth and diversification and sustained a real estate boom between 1984 and 1990, it has increased strains on the State's limited water resources and its infrastructure. Resultant traffic congestion, school over-crowding and high housing costs have increased demands for government services and may impede future economic growth. Population growth has slowed between 1991 and 1993 even while substantial immigration has continued, due to a significant increase in outmigration by California residents. Generally, the household incomes of new residents have been departing households, which may have a major long-term socioeconomic and fiscal impact. However, with the California economy improving, the recent net outmigration within the Continental U.S. is expected to decrease or be reversed.

From mid-1990 to late 1993, the State's economy suffered its worst recession since the 1930s, with recovery starting later than for the nation as a whole. The State has experienced the worst job losses of any post-war recession. Prerecession job levels may not be realized until near the end of the decade. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weakness statewide occurred in manufacturing, construction, services and trade. Additional military base closures will have further adverse effects on the State's economy later in the decade.

Since the start of 1994, the California economy has shown signs of steady recovery and growth. The State Department of Finance reports net job growth, particularly in construction and related manufacturing, wholesale and retail trade, transportation, recreation and services. This growth has offset the continuing ut slowing job losses in the aerospace industry and restructuring of the finance and utility sectors, Unemployment in the State was down substantially in 1994 from its 10% peak in January, 1994, but still remains higher than the national average rate. Retail sales were up strongly in 1994 from year-earlier figures. Delay or slowdown in recovery will adversely affect State revenues.

Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly,
Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

California and its local governments are subject to an annual
"appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

"Excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts") and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or
Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiative or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bond and lease purchase debt of the State increased from $9.4 billion at June 30, 1987 to $23.5 billion at June 30, 1994. In FY 1993-94, debt service on general obligation bonds and lease purchase debt was approximately 5.2% of General Fund revenues.

The principal sources of General Fund revenues in 1993-94 were the California personal income tax (44% of total revenues), the sales tax (35%), bank and corporation taxes (12%), and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the
"Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund.

Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 33%).

Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994.

As a result of these factors, among others, from the late 1980's until 1992-1993, the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the budget reserve, the Special Fund for Economic Uncertainties ("SFEU") approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large
"budget gaps" which were identified. The Legislature and Governor eventually agreed on a number of different steps to produce Budget Acts in the years 1991-92 to 1994-95, including: significant cuts in health and welfare program expenditures; transfers of program responsibilities and funding from the State to local governments, coupled with some reduction in mandates on local government; transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing State funding for schools; reduction in growth of support for higher education programs, coupled with increases in student fees; revenue increases (particularly in the 1992-92 Fiscal Year budget), most of which were for a short duration; increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration has requested) and various on-time adjustments and accounting changes.

Despite these budget actions, the effects of the recession led to large, unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of the 1993-94 Fiscal Year, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, to carry the final retirement of the deficit into 1995-96.

The combination of stringent budget actions cutting State expenditures, and the turnaround of the economy by late 1993, finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94 and 1994-95, which have reduced the accumulated budget deficit to around $600 million as of June 30, 1995.

A consequence of the accumulated budget deficits in the early 1990's, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the State to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue registered warrants ("IOUs") to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders. Available funds were used to make constitutionally-mandated payments, such as debt service on bonds and warrants. Between July 1 and September 4, 1992 the State Controller issued a total of approximately $3.8 billion of registered warrants. After that date, all remaining outstanding registered warrants (about $2.9 billion) were called for redemptions from proceeds of the issuance of 1992 Interim Notes after the budget was adopted.

The State's cash condition became so serious in late spring of 1992 that the State Controller was required to issue revenue anticipation warrants maturing in the following fiscal year in order to pay the State's continuing obligations. The State was forced to rely increasingly on external debt markets to meet its cash needs, as a succession of notes and warrants (both forms of short-term cash flow financing) were issued in the period from June 1992 to July 1994, often needed to pay previously-maturing notes or warrants. These borrowings were used also in part to spread out the repayment of the accumulated budget deficit over the end of a fiscal year.

The State issued $7.0 billion of short-term debt in July, 1994 to meet its cash flow needs and to finance the deferral of part of the accumulated budget deficit to the 1995-96 fiscal year. In order to assure repayment of the $4 billion, 22-month part of this borrowing, the State enacted legislation (the "Trigger Law") which can lead to automatic, across-the-board cuts in General Fund expenditures in either the 1994-95 or 1995-96 fiscal years if cash flow projections made at certain times during those years show deterioration from the projections made in July 1994 when the borrowings were made. On November 15, 1994, the State Controller as part of the Trigger Law reported that the cash position of the General Fund on June 30, 1995 would be about $580 million better than earlier projected, so no automatic budget adjustments were required in 1994-95. The Controller's report showed that loss of federal funds was offset by higher revenues, lower expenditures, and certain other increases in cash resources.

For the first time in four years, the State entered the 1995-96 fiscal year with strengthening revenues based on an improving economy. The major feature of the Governor's proposed Budget, a 15% phased tax cut, was rejected by the Legislature.

The 1995-96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the fiscal year. The Budget Act projects General Fund revenues and transfers of $44.1 billion. Expenditures are budgeted at $43.4 billion. The Department of Finance projects that, after repaying the last of the carryover budget deficit, there will be positive balance of less than $30 million in the budget reserve, the Special Fund for Economic Uncertainties, at June 30, 1996, providing no margin for adverse results during the year.

The Department of Finance projects cash flow borrowings in the 1995-96 Fiscal Year will be the smallest in many years, comprising about $2 billion of notes to be issued in April, 1996, and maturing by June 30, 1996. With full payment of $4 billion of revenue anticipation warrants on April 25, 1996, the Department sees no further need for borrowing over the end of the fiscal year. The Department projects that available cash resources to pay State obligations will be almost $2 billion at June 30, 1996. This "cushion" will be re-examined by the State Controller on October 15, 1995, in the third step in the Budget Adjustment Law process. If the Controller believes the available cash resources on June 30, 1996 will, in fact, be zero or less, her report would start a process which could lead to automatic budget cuts starting in December, 1995.

The principal features of the 1995-96 Budget Act, in addition to those noted above, are additional cuts in health and welfare expenditures (some of which are subject to approvals or waivers by the federal government); assumed further federal aid for illegal immigrant costs; and an increase in per-pupil funding for public schools and community colleges, the first such significant increase in four years.

State general obligation bonds ratings were reduced in July, 1994 to "A1" by Moody's and "A" by S&P. Both of these ratings were reduced from "AAA" levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the State's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by the State to the Public Employees Retirement System, reductions in welfare payments, and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if the State eventually loses, the final remedies may not have to be implemented in one year.

There are a number of State agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.

Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up this shortfall, the Legislature proposed and voters approved in 1993 dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

To the extent the State should be constrained by its Article XIII appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be further reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At lease one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991 but the proceedings have been dismissed. Los Angeles County, the largest in the State, has reported severe fiscal problems, leading to a nominal $1.2 billion deficit in its $11 billion budget for the 1995-96 Fiscal Year. To balance the budget, the county has imposed severe cuts in services, particularly for health care. The Legislature is considering actions to help alleviate the County's fiscal problems, but none were completed before August 15, 1995. As a result of its bankruptcy proceedings (discussed further below) Orange County also has implemented stringent cuts in services and has laid off workers.

California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

Several years ago the Richmond Unified School District (the "District"
) entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the Issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $1.8 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in the Portfolio could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

On January 17, 1994, a major earthquake with an estimated magnitude 6.8 on the Richter scale struck the Los Angeles area, causing significant property damage to public and private facilities, presently estimated at $15-20 billion. While over $9.5 billion of federal aid, and a projected $1.9 billion of State aid, plus insurance proceeds, will reimburse much of that loss, there were bill be come ultimate loss of health and income in the region, in addition to costs of the disruption caused by the event. Short-term economic projections are generally neutral, as the infusion of aid will restore billions of dollars to the local economy within a few months; already the local construction industry has picked up. Although the earthquake will hinder recovery from the recession in Southern California, already hard-hit, its long-term impact is not expected to be material in the context of the overall wealth of the region. Almost five years after the event, there are few remaining effects of the 1989 Loma Prieta earthquake in northern California (which, however, caused less severe damage than Northridge).

On December 7, 1994, Orange County, California (the "County"), together with its pooled investment fund (the "Pools") filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Pools had suffered significant market losses in its investments caused a liquidity crisis for the Pools and the County. Approximately 180 other public entities, most but not all located in the County, were also depositors in the Pools. The County estimated the Pools' loss at about $1.64 billion, or 23%, of its initial deposits of around $7.5 billion. Many of the entities which kept moneys in the Pools, including the County, faced cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. Moody's and Standard & Poor's have suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the Pools.

On May 2, 1995, the Bankruptcy Court approved a settlement agreement covering claims of the other participating entities against the County and the Pools. Most participants have received in cash 80% (90% for school districts) of their Pools' investment; the balance is to be paid in the future. The County succeeded in deferring, by consent, until June 30, 1996, the repayment of $800 million of short-term obligations due in July and August, 1995; these notes are, however, considered to be in default by Moody's and S&P. On June 27, 1995, County voters turned down a proposal for a temporary 0.5% increase in the local sales tax, making the County's fiscal recovery much harder.

The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate. All school districts were able to meet their obligations in the 1994-95 Fiscal Year.

Tax Status. For a discussion of the Federal tax status of income earned on California IM-IT Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Orrick, Herrington & Sutcliffe, special counsel to the Fund for California tax matters, under existing California income and property tax law applicable to individuals who are California residents:

(1)the California IM-IT Trust is not an association taxable as a corporation and the income of the California IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of California;

(2)amounts treated as interest on the underlying Securities in the California IM-IT Trust which are exempt from tax under California personal income tax and property tax laws when received by the California IM-IT Trust will, under such laws, retain their status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying Securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax. Further, certain interest which is attributable to a Unitholder subject to the California personal income tax and which is treated as an item of tax preference for purposes of the federal alternative minimum tax pursuant to Section 57(a)(5) of the Internal Revenue Code of 1986 may also be treated as an item of tax preference that must be taken into account in computing such Unitholder's alternative minimum taxable income for purposes of the California alternative minimum tax enacted by 1987 California Statutes, chapter 1138. However, because of the provisions of the California Constitution exempting the interest on bonds issued by the State of California, or by local governments within the state, from taxes levied on income, the application of the new California alternative minimum tax to interest otherwise exempt from the California personal income tax in some cases may be unclear;

(3)under California income tax law, each Unitholder in the California IM-IT Trust will have a taxable event when the California IM-IT Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gains when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total cost of each Unit in the California IM-IT Trust to a Unitholder is allocated among each of the Bond issues held in the California IM-IT Trust (in accordance with the proportion of the California IM-IT Trust comprised by each Bond issue) in order to determine his per Unit tax cost for each Bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per Unit tax cost of each Bond issue. Unitholders' bases in their units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on Securities delivered after the Unitholders' respective settlement dates;

(4)under the California personal property tax laws, bonds (including the Securities in the California IM-IT Trust) or any interest therein is exempt from such tax;

(5)any proceeds paid under the insurance policy issued to the California IM-IT Trust with respect to the Securities which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations; and

(6)under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the California IM-IT Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

At the respective times of issuance of the Securities, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax and California personal income tax are rendered by bond counsel to the respective issuing authorities. Except in certain instances in which Orrick, Herrington & Sutcliffe acted as bond counsel to issuers of Securities, and as such made a review of proceedings relating to the issuance of certain Securities at the time of their issuance, Orrick, Herrington & Sutcliffe has not made any special review for the California IM-IT Trust of the proceedings relating to the issuance of the Securities or of the basis for such opinions.

                                                                                      Semi-
Per Unit Information:                                                    Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     54.29  $    54.29
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.39  $     1.96
 Less: Annual Premium on Portfolio Insurance per Unit..................          --          --
 Estimated Net Annual Interest Income per Unit......................... $     51.90  $    52.33
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     51.90  $    52.33
 Divided by 12 and 2, respectively..................................... $      4.33  $    26.17
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .14416  $   .14536
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        5.19%       5.23%
Estimated Long-Term Return <F2><F3><F4>................................        5.22%       5.26%
Estimated Initial Monthly Distribution (December 1995)................. $      2.45
Estimated Initial Semi-annual Distribution (January 1996)..............              $     6.83
Estimated Normal Distribution per Unit <F4>............................ $      4.33  $    26.17


Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                California IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing December 15, 1995

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".


CALIFORNIA INSURED MUNICIPALS INCOME TRUST
SERIES 147 (IM-IT AND QUALITY MULTI-SERIES 262)
PORTFOLIO As of November 9, 1995
                                                                                                              Offering
                                                                                                              Price To
                                                                                                              California
Aggregate      Name of Issuer, Title, Interest Rate and Maturity Date of                  Redemption          IM-IT
Principal<F1>  either Bonds Deposited or Bonds Contracted for<F1><F5>         Rating<F2>  Feature<F3>         Trust<F4>
$     500,000  State Public Works Board of California, Lease Revenue
               Bonds, Series 1995A (Department of Justice Building) FSA                   2005 @ 101
               Insured   #5.80% Due 5/1/2015..............................           AAA  2011 @ 100 S.F.     $     502,500
      100,000  Orchard School District, County of Santa Clara,
               California, General Obligation Bonds, Series 1995A (FGIC
               Insured)   #0.00% Due 2/1/2019.............................           AAA                             26,306    <F6>
      500,000  Pomona Public Financing Authority, California, 1993
               Refunding Revenue Bonds, Series L (Southwest Pomona                        2004 @ 102
               Redevelopment Project) CapMAC Insured   #5.75% Due 2/1/2020           AAA  2014 @ 100 S.F.           495,275
      200,000  State of California, Various Purpose General Obligation                    2004 @ 102
               Bonds (FSA Insured)   #5.50% Due 3/1/2020..................           AAA  2016 @ 100 S.F.           195,504
      275,000  City of Industry, California, General Obligation Bonds,
               Issue of 1995 (Unlimited Tax) FGIC Insured   5.875% Due
               7/1/2023...................................................           AAA  2005 @ 102.25             279,345
      200,000  Department of Water and Power of the City of Los Angeles,
               California, Electric Plant Revenue Bonds, Issue of 1994                    2004 @ 102
               (MBIA Insured)   #5.30% Due 2/15/2025......................           AAA  2022 @ 100 S.F.           188,846
      500,000  California Statewide Communities Development Authority,
               Insured Health Facilities Revenue Certificates of
               Participation (UniHealth America) Series 1993A (AMBAC                      2003 @ 102
               Indemnity Insured)  #5.75% Due 10/1/2025...................           AAA  2015 @ 100 S.F.           496,830
      500,000  California State University, Fresno Student Union Revenue
               Bonds, Series B (AMBAC Indemnity Insured)   #5.80% Due                     2004 @ 102
               11/1/2025..................................................           AAA  2021 @ 100 S.F.           502,500
      190,000  County of Madera, California, Certificates of
               Participation (Valley Children's Hospital Project) Series                  2005 @ 102
               1995 (MBIA Insured)   #5.75% Due 3/15/2028.................           AAA  2024 @ 100 S.F.           188,731
$   2,965,000                                                                                                 $   2,875,837

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

NEW YORK IM-IT TRUST

General. The New York IM-IT Trust consists of 10 issues of Securities. Two of the Bonds in the New York IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total New York IM-IT Trust) as follows: Higher Education, 3 (38%); Health Care, 2 (32%); Public Building, 1 (12%); Water and Sewer, 2 (10%) and General Obligations, 2 (8%). No Bond issue has received a provisional rating.

Risk Factors. A resident of New York State (or New York City) will be subject to New York State (or New York City) personal income tax with respect to gains realized when New York Obligations held in the New York IM-IT Trust are sold, redeemed or paid at maturity or when his Units are sold or redeemed, such gain will equal the proceeds of sale, redemption or payment less the tax basis of the New York Obligation or Unit (adjusted to reflect (a) the amortization of premium or discount, if any, on New York Obligations held in the Trust, (b) accrued original issue discount, with respect to each New York Obligation which, at the time the New York Obligation was issued had original issue discount, and (c) the deposit of New York Obligations with accrued interest in the Trust after the Unitholder's settlement date).

Interest or gain from the New York IM-IT Trust derived by a Unitholder who is not a resident of New York State (or New York City) will not be subject to New York State (or New York City) personal income tax, unless the Units are property employed in a business, trade, profession or occupation carried on in New York State (or New York City).

Amounts paid on defaulted New York Obligations held by the Trustee under policies of insurance issued with respect to such New York Obligations will be excludable from income for New York State and New York City income tax purposes, if and to the same extent as, such interest would have been excludable if paid by the respective issuer.

For purposes of the New York State and New York City franchise tax on corporations, Unitholders which are subject to such tax will be required to include in their entire net income any interest or gains distributed to them even though distributed in respect of New York obligations.

If borrowed funds are used to purchase Units in the Trust, all (or part) of the interest on such indebtedness will not be deductible for New York State and New York City tax purposes. The purchase of Units may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Units in any New York Trust.

The Portfolio of the New York IM-IT Trust includes obligations issued by New York State (the "State"), by its various public bodies (the
"Agencies"), and/or by other entities located within the State, including the City of New York (the "City").

Some of the more significant events relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is based in part on Official Statements issued by, and on other information reported by the State, the City and the Agencies in connection with the issuance of their respective securities.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

A national recession commenced in mid-1990. The downturn continued throughout the State's 1990-91 fiscal year and was followed by a period of weak economic growth during the 1991 calendar year. For calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. For calendar year 1993, the economy is expected to grow faster than 1992, but still at a very moderate rate, as compared to other recoveries. The national recession has been more severe in the State because of factors such as a significant retrenchment in the financial services industry, cutbacks in defense spending, and an overbuilt real estate market.

1993-94 Fiscal Year. On April 5, 1993, the State Legislature approved a $32.08 billion budget. Following enactment of the budget the 1993-94 State Financial Plan was formulated on April 16, 1993. This Plan projects General Fund receipts and transfers from other funds at $32.367 billion and disbursements and transfers to other funds at $32.300 billion. In comparison to the Governor's recommended Executive Budget for the 1993-94 fiscal year, as revised on February 18, 1993, the 1993-94 State Financial Plan reflects increases in both receipts and disbursements in the General Fund of $811 million.

While a portion of the increased receipts was the result of a $487 million increase in the State's 1992-93 positive year-end margin at March 31, 1993 to $671 million, the balance of such increased receipts is based upon (i) a projected $269 million increase in receipts resulting from improved 1992-93 results and the expectation of an improving economy, (ii) projected additional payments of $200 million from the Federal government as reimbursements for indigent medical care, (iii) the early payment of $50 million of personal tax returns in 1992-93 which otherwise would have been paid in 1993-94; offset by
(iv) the State Legislature's failure to enact $195 million of additional revenue-raising recommendations proposed by the Governor. There can be no assurances that all of the projected receipts referred to above will be received.

Despite the $811 million increase in disbursements included in the 1993-94 State Financial Plan, a reduction in aid to some local government units can be expected. To offset a portion of such reductions, the 1993-94 State Financial Plan contains a package of mandate relief, cost containment and other proposals to reduce the costs of many programs for which local governments provide funding. There can be no assurance, however, that localities that suffer cuts will not be adversely affected, leading to further requests for State financial assistance.

There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.

1992-93 Fiscal Year. Before giving effect to a 1992-93 year-end deposit to the refund reserve account of $671 million, General Fund receipts in 1992-93 would have been $716 million higher than originally projected. This year-end deposit effectively reduced 1992-93 receipts by $671 million and made those receipts available for 1993-94.

The State's favorable performance primarily resulted from income tax collections that were $700 million higher than projected which reflected both stronger economic activity and tax-induced one-time acceleration of income into 1992. In other areas larger than projected business tax collections and unbudgeted receipts offset the loss of $200 million of anticipated Federal reimbursement and losses of, or shortfalls in, other projected revenue sources.

For 1992-93, disbursements and transfers to other funds (including the deposit to the refund reserve account discussed above) totalled $30.829 billion, an increase of $45 million above projections in April 1992.

Fiscal year 1992-93 was the first time in four years that the State did not incur a cash-basis operating deficit in the General Fund requiring the issuance of deficit notes or other bonds, spending cuts or other revenue raising measures.

Indebtedness. As of March 31, 1993, the total amount of long-term State general obligation debt authorized but unissued stood at $2.4 billion. As of the same date, the State had approximately $5.4 billion in general obligation bonds. The State issued $850 million in tax and revenue anticipation notes ("TRANS") on April 28, 1993. The State does not project the need to issue additional TRANS during the State's 1993-94 fiscal year.

The State projects that its borrowings for capital purposes during the State's 1993-94 fiscal year will consist of $460 million in general obligation bonds and $140 million in new commercial paper issuances. In addition, the State expects to issue $140 million in bonds for the purpose of redeeming outstanding bond anticipation notes. The Legislature has authorized the issuance of up to $85 million in certificates of participation during the State's 1993-94 fiscal year for personal and real property acquisitions during the State's 1993-94 fiscal year. The projection of the State regarding its borrowings for the 1993-94 fiscal year may change if actual receipts fall short of State projections or if other circumstances require.

In June 1990, legislation was enacted creating the "New York Local
Government Assistance Corporation" ("LGAC"), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. To date, LGAC has issued its bonds to provide net proceeds of $3.28 billion. LGAC has been authorized to issue additional bonds to provide net proceeds of $703 million during the State's 1993-94 fiscal year.

Ratings. The $850 million in TRANS issued by the State in April 1993 were rated SP-1-Plus by S&P on April 26, 1993, and MIG-1 by Moody's on April 23, 1993, which represents the highest ratings given by such agencies and the first time the State's TRANS have received these ratings since its May 1989 TRANS issuance. Both agencies cited the State's improved fiscal position as a significant factor in the upgrading of the April 1993 TRANS.

Moody's rating of the State's general obligation bonds stood at A on April 23, 1993, and S&P's rating stood at A- with a stable outlook on April 26, 1993, an improvement from S&P's negative outlook prior to April 1993. Previously, Moody's lowered its rating to A on June 6, 1990, its rating having been A1 since May 27, 1986. S&P lowered its rating from A to A- on January 13, 1992. S&P's previous ratings were A from March 1990 to January 1992, AA- from August 1987 to March 1990 and A+ from November 1982 to August 1987.

Moody's, in confirming its rating of the State's general obligation bonds, and S&P, in improving its outlook on such bonds from negative to stable, noted the State's improved fiscal condition and reasonable revenue assumptions contained in the 1993-94 State budget.

The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways.

In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations").

In February 1975, the New York State Urban Development Corporation
("UDC"), which had approximately $1 billion of outstanding debt, defaulted on certain of its short-term notes. Shortly after the UDC default, the City entered a period of financial crisis. Both the State Legislature and the United States Congress enacted legislation in response to this crisis. During 1975, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

Over the past three years, the rate of economic growth in the City has slowed substantially, and the City's economy is currently in recession. The City projects, and its current four-year financial plan assumes, a recovery early in the 1993 calendar year. The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan. The City Comptroller has issued reports concluding that the recession of the City's economy will be more severe and last longer than is assumed in the financial plan.

Fiscal Year 1993 and 1993-1996 Financial Plan. The City's 1993 fiscal year results are projected to be balanced in accordance with generally accepted accounting principles ("GAAP"). The City was required to close substantial budget gaps in its 1990, 1991 and 1992 fiscal years in order to maintain balanced operating results.

The City's modified Financial Plan dated February 9, 1993 covering fiscal years 1993-1996 projects budget gaps for 1994 through 1996. The Office of the State Deputy Controller for the City of New York has estimated that under the modified Financial Plan budget gaps will be $102 million for fiscal year 1994, $196 million for fiscal year 1995 and $354 million for fiscal year 1996, primarily due to anticipated higher spending on labor costs.

However, the City's modified Plan is dependent upon a gap-closing program, certain elements of which the staff of Control Board identified on March 25, 1993 to be at risk due to projected levels of State and Federal aid and revenue and expenditures estimates which may not be achievable. The Control Board indicated that the City's modified Financial Plan does not make progress towards establishing a balanced budget process. The Control Board's report identified budget gap risks of $1.0 billion, $1.9 billion, $2.3 billion and $2.6 billion in fiscal years 1994 through 1997, respectively.

On June 3, 1993, the Mayor announced that State and federal aid for Fiscal Year 1993-1994 would be $280 million less than projected and that in order to balance the City's budget $176 million of previously announced contingent budget cuts would be imposed. The Mayor indicated that further savings would entail serious reductions in services. The State Comptroller on June 14, 1993 criticized efforts by the Mayor and City Council to balance the City's budget which rely primarily on one-shot revenues. The Comptroller added that the City's budget should be based on "recurring revenues that fund recurring expenditures." Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

Pursuant to State law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financial requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.

The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. As a result of the national and regional economic recession, the State's projections of tax revenues for its 1991 and 1992 fiscal years were substantially reduced. For its 1993 fiscal year, the State, before taking any remedial action reflected in the State budget enacted by the State Legislature on April 2, 1992 reported a potential budget deficit of $4.8 billion. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1993 fiscal year or subsequent years, such developments could also result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.

The City's projections set forth in its financial plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the timing of any regional and local economic recovery, the absence of wage increases in excess of the increases assumed in its financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor or the State Legislature and the cooperation of MAC with respect to various other actions proposed in such financial plan.

The City's ability to maintain a balanced operating budget is dependent on whether it can implement necessary service and personnel reduction programs successfully. As discussed above, the City must identify additional expenditure reductions and revenue sources to achieve balanced operating budgets for fiscal years 1994 and thereafter. Any such proposed expenditure reductions will be difficult to implement because of their size and the substantial expenditure reductions already imposed on City operations in the past two years.

Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1993 through 1996 contemplates issuance of $15.7 billion of general obligation bonds primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. A significant portion of such bond financing is used to reimburse the City's general fund for capital expenditures already incurred. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. In addition, future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.

The City Comptroller, the staff of the Control Board, the Office of the State Deputy Comptroller for the City of New York (the "OSDC") and other agencies and public officials have issued reports and made public statements which, among other things, state that projected revenues may be less and future expenditures may be greater than those forecast in the financial plan. In addition, the Control Board and other agencies have questioned whether the City has the capacity to generate sufficient revenues in the future to meet the costs of its expenditure increases and to provide necessary services. It is reasonable to expect that such reports and statements will continue to be issued and to engender public comment.

Fiscal Years 1990, 1991 and 1992. The City achieved balanced operating results as reported in accordance with GAAP for the 1992 fiscal year. During the 1990 and 1991 fiscal years, the City implemented various actions to offset a projected budget deficit of $3.2 billion for the 1991 fiscal year, which resulted from declines in City revenue sources and increased public assistance needs due to the recession. Such actions included $822 million of tax increases and substantial expenditure reductions.

The quarterly modification to the City's financial plan submitted to the Control Board on May 7, 1992 (the "1992 Modification") projected a balanced budget in accordance with GAAP for the 1992 fiscal year after taking into account a discretionary transfer of $455 million to the 1993 fiscal year as the result of a 1992 fiscal year surplus. In order to achieve a balanced budget for the 1992 fiscal year, during the 1991 fiscal year, the City proposed various actions for the 1992 fiscal year to close a projected gap of $3.3 billion in the 1992 fiscal year.

On November 19, 1992, the City submitted to the Control Board the Financial Plan for the 1993 through 1996 fiscal years, which is a modification to a financial plan submitted to the Control Board on June 11, 1992 (the "June Financial Plan"), and which relates to the City, the Board of Education ("BOE") and the City University of New York ("CUNY"). The
1993-1996 Financial Plan projects revenues and expenditures of $29.9 billion each for the 1993 fiscal year balanced in accordance with GAAP.

During the 1992 fiscal year, the City proposed various actions to close a previously projected gap of approximately $1.2 billion for the 1993 fiscal year. The gap-closing actions for the 1993 fiscal year proposed during the 1992 fiscal year and outlined in the City's June Financial Plan included $489 million of discretionary transfers from the 1992 fiscal year. The 1993-1996 City Financial Plan includes additional gap-closing actions to offset an additional potential $81 million budget gap.

The 1993-1996 Financial Plan also sets forth projections and outlines a proposed gap-closing program for the 1994 through 1996 fiscal years to close projected budget gaps of $1.7 billion, $2.0 billion and $2.6 billion, respectively, in the 1994 through 1996 fiscal years. On February 9, 1993, the City issued a modification to the 1993-1996 Financial Plan (the "February Modification"). The February Modification projects budget gaps for fiscal years 1994, 1995 and 1996 of $2.1 billion, $3.1 billion and $3.8 billion, respectively.

Various actions proposed in the 1993-1996 Financial Plan are subject to approval by the Governor and approval by the State Legislature, and the proposed increase in Federal aid is subject to approval by Congress and the President. The State Legislature has in the past failed to approve certain proposals similar to those that the 1993-1996 Financial Plan assumes will be approved by the State Legislature during the 1993 fiscal year. If these actions cannot be implemented, the City will be required to take other actions to decrease expenditures or increase revenues to maintain a balanced financial plan.

On March 9, 1993, OSDC issued a report on the February Modification. The report expressed concern that the budget gaps projected for fiscal years 1994 through 1996 are the largest the City has faced at this point in the financial planning cycle in at least a decade, and concluded that the February Modification represented a step backward in the City's efforts to bring recurring revenues into line with recurring expenditures.

The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out its financial plan. As of June 30, 1992, legal claims in excess of $341 billion were outstanding against the City for which the City estimated its potential future liability to be $2.3 billion.

As of the date of this prospectus, Moody's rating of the City's general obligation bonds stood at Baa1 and S&P's rating stood at A-. On February 11, 1991, Moody's had lowered its rating from A.

On March 30, 1993, in confirming its Baa1 rating, Moody's noted that:

The financial plan for fiscal year 1994 and beyond shows an ongoing imbalance between the City's expenditures and revenues. The key indication of this structural imbalance is not necessarily the presence of sizable out-year budget gaps, but the recurring use of one-shot actions to close gaps. One-shots constitute a significant share of the proposed gap-closing program for fiscal year 1994, and they represent an even larger share of those measures which the City seems reasonably certain to attain. Several major elements of the program, including certain state actions, federal counter cyclical aid and part of the city's tax package, remain uncertain. However, the gap closing plan may be substantially altered when the executive budget is offered later this spring.

On March 30, 1993, S&P affirmed its A- rating with a negative outlook, stating that:

The City's key credit factors are marked by a high and growing debt burden, and taxation levels that are relatively high, but stable. The City's economy is broad-based and diverse, but currently is in prolonged recession, with slow growth prospects for the foreseeable future.

The rating outlook is negative, reflecting the continued fiscal pressure facing the City, driven by continued weakness in the local economy, rising spending pressures for education and labor costs of city employees, and increasing costs associated with rising debt for capital construction and repair.

The current financial plan for the City assumes substantial increases in aid from national and state governments. Maintenance of the current rating, and stabilization of the rating outlook, will depend on the City's success in realizing budgetary aid from these governments, or replacing those revenues with ongoing revenue-raising measures or spending reductions under the City's control. However, increased reliance on non-recurring budget balancing measures that would support current spending, but defer budgetary gaps to future years, would be viewed by S&P as detrimental to New York City's single-'A-' rating.

Previously, Moody's had raised its rating to A in May, 1988, to Baa1 in December, 1985, to Baa in November, 1983 and to Ba1 in November, 1981. S&P had raised its rating to A- in November, 1987, to BBB+ in July, 1985 and to BBB in March, 1981.

On May 9, 1990, Moody's revised downward its rating on outstanding City revenue anticipation notes from MIG-1 to MIG-2 and rated the $900 million Notes then being sold MIG-2. On April 30, 1991 Moody's confirmed its MIG-2 rating for the outstanding revenue anticipation notes and for the $1.25 billion in notes then being sold. On April 29, 1991, S&P revised downward its rating on City revenue anticipation notes from SP-1 to SP-2.

As of December 31, 1992, the City and MAC had, respectively, $20.3 billion and $4.7 billion of outstanding net long-term indebtedness.

Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of, their respective bonds. The difficulties have in certain instances caused the State (under so-called "moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

As of September 30, 1992, the State reported that there were eighteen Agencies that each had outstanding debt of $100 million or more. These eighteen Agencies had an aggregate of $62.2 billion of outstanding debt, including refunding bonds, of which the State was obligated under lease-purchase, contractual obligation or moral obligation provisions on $25.3 billion.

The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.

The State is also engaged in a variety of claims wherein significant monetary damages are sought. Actions commenced by several Indian nations claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of approximately six million acres of land as well as compensatory and punitive damages.

The U.S. Supreme Court on March 30, 1993 referred to a Special Master for determination of damages in an action by the State of Delaware to recover certain unclaimed dividends, interest and other distributions made by issuers of securities held by New York based-brokers incorporated in Delaware. (State of Delaware v. State of New York.) The State had taken such unclaimed property under its Abandoned Property Law. The State expects that it may pay a significant amount in damages during fiscal year 1993-94 but it has indicated that it has sufficient funds on hand to pay any such award, including funds held in contingency reserves. The State's 1993-94 Financial Plan includes the establishment of a $100 million contingency reserve fund which would be available to fund such an award which some reports have estimated at $100-$800 million.

In Schulz v. State of New York, commenced May 24, 1993 ("Schulz
1993"), petitioners have challenged the constitutionality of mass transportation bonding programs of the New York State Thruway Authority and the Metropolitan Transportation Authority. On May 24, 1993, the Supreme Court, Albany County, temporarily enjoined the State from implementing those bonding programs. In previous actions Mr. Schulz and others have challenged on similar grounds bonding programs for the New York State Urban Development Corporation and the New York Local Government Assistance Corporation. While there have been no decisions on the merits in such previous actions, by an opinion dated May 11, 1993, the New York Court of Appeals held in a proceeding commenced on April 29, 1991 in the Supreme Court, Albany County (Schulz v. State of New York), that petitioners had standing as voters under the State Constitution to bring such action.

Petitioners in Schulz 1993 have asserted that issuance of bonds by the two Authorities is subject to approval by statewide referendum. At this time there can be no forecast of the likelihood of success on the merits by the petitioners, but a decision upholding this constitutional challenge could restrict and limit the ability of the State and its instrumentalities to borrow funds in the future. The State has not indicated that the temporary injunction issued by the Supreme Court in this action will have any immediate impact on its financial condition or interfere with projects requiring immediate action.

Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.

Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance. Both the Revised 1992-1993 State Financial Plan and the recommended 1993-94 State Financial Plan includes a significant reduction in State aid to localities in such programs as revenue sharing and aid to education from projected base-line growth in such programs. It is expected that such reductions will result in the need for localities to reduce their spending or increase their revenues. The potential impact on the State of such actions by localities is not included in projections of State receipts and expenditures in the State's 1993-94 fiscal year.

Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1991, the total indebtedness of all localities in the State was approximately $31.6 billion, of which $16.8 billion was debt of New York City (excluding $6.7 billion in MAC debt). State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Fifteen localities had outstanding indebtedness for state financing at the close of their fiscal year ending in 1991. In 1992, an unusually large number of local government units requested authorization for deficit financings. According to the Comptroller, ten local government units have been authorized to issue deficit financing in the aggregate amount of $131.1 million.

Certain proposed Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including notes or bonds in the New York IM-IT Trust, could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The longer-range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect localities and require increasing State assistance in the future.

Tax Status. For a discussion of the Federal tax status of income earned on New York IM-IT Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing New York law:

The New York IM-IT Trust is not an association taxable as a corporation and the income of the New York IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York. Individuals who reside in New York State or City will not be subject to State and City tax on interest income which is exempt from Federal income tax under section 103 of the Internal Revenue Code of 1986 and derived from obligations of New York State or a political subdivision thereof, although they will be subject to New York State and City tax with respect to any gains realized when such obligations are sold, redeemed or paid at maturity or when any such Units are sold or redeemed.

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     53.18  $    53.18
 Less: Estimated Annual Expense per Unit <F2>.............................. $      1.60  $     1.15
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     51.58  $    52.03
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     51.58  $    52.03
 Divided by 12 and 2, respectively......................................... $      4.30  $    26.02
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .14327  $   .14452
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.16%       5.20%
Estimated Long-Term Return <F3><F4><F5>....................................        5.13%       5.18%
Estimated Initial Monthly Distribution (December 1995)..................... $      2.44
Estimated Initial Semi-annual Distribution (May 1996)......................              $    24.14
Estimated Normal Distribution per Unit <F5>................................ $      4.30  $    26.02

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                New York IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--May and November commencing December 15, 1995

<F1>During the first year the Trustee will reduce its fee by approximately $.76 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $53.94. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.36 and $1.91 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See
"Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

NEW YORK INSURED MUNICIPALS INCOME TRUST
SERIES 129 (IM-IT AND QUALITY MULTI-SERIES 262)
PORTFOLIO As of November 9, 1995
                                                                                                              Offering
                                                                                                              Price To New
Aggregate      Name of Issuer, Title, Interest Rate and Maturity Date of                  Redemption          York  IM-IT
Principal<F1>  either Bonds Deposited or Bonds Contracted for<F1><F5>         Rating<F2>  Feature<F3>         Trust<F4>
$     370,000  New York State Urban Development Corporation, Youth
               Facilities Revenue Bonds, Series 1994 (MBIA Insured)                       2004 @ 102
               #5.70% Due 4/1/2014........................................           AAA  2010 @ 100 S.F.     $     373,260
      100,000  City of New York, New York, General Obligation-Unlimited
               Tax Bonds, Series 1991B (FSA Insured)   #0.00% Due 6/1/2020           AAA                             24,964    <F6>
      105,000  New York City Municipal Water Finance Authority (New York)
               Water and Sewer System Revenue Bonds, Series 1994F  (MBIA
               Insured)   #5.75% Due 6/15/2020............................           AAA  2004 @ 101.5              105,393
      500,000  Dormitory Authority of the State of New York, Leake and
               Watts Services, Inc., Insured Revenue Bonds, Series 1994                   2004 @ 102
               (MBIA Insured)   #6.00% Due 7/1/2023.......................           AAA  2015 @ 100 S.F.           514,860
      145,000  Dormitory Authority of the State of New York, Skidmore
               College, Insured Revenue Bonds, Series 1993 (FSA Insured)                  2003 @ 102
               #5.375% Due 7/1/2023.......................................           AAA  2014 @ 100 S.F.           140,171
      150,000  Erie County, New York, General Obligation Bonds, Series                    2005 @ 101.5
               1995B (FGIC Insured)   #5.50% Due 6/15/2025................           AAA  2021 @ 100 S.F.           147,525
      200,000  New York City Municipal Water Finance Authority, New York,
               Water and Sewer System Revenue Bonds, Series A (MBIA
               Insured)  #5.875% Due 6/15/2025............................           AAA  2005 @ 101                202,912
      500,000  Dormitory Authority of the State of New York, City
               University System Consolidated, Third General Resolution
               Revenue Bonds, 1995 Series 1 (AMBAC Indemnity Insured)**                   2005 @ 102
               #5.375% Due 7/1/2025.......................................           AAA  2017 @ 100 S.F.           482,795
      500,000  New York State Dormitory Authority, New York, Revenue
               Refunding Bonds (Ellis Hospital Issue) MBIA Insured**                      2005 @ 102
               #5.60% Due 8/1/2025........................................           AAA  2016 @ 100 S.F.           491,825
      465,000  New York State Medical Care Facilities Finance Agency,
               Montefiore Medical Center, FHA Insured Mortgage Revenue
               Bonds, Series 1995A (AMBAC Indemnity Insured)   #6.00% Due                 2005 @ 102
               2/15/2035..................................................            AAA 2023 @ 100 S.F.           472,965
$   3,035,000                                                                                                 $   2,956,670


All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

OHIO IM-IT TRUST

General. The Ohio IM-IT Trust consists of 10 issues of Securities. Five of the Bonds in the Ohio IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Ohio IM-IT Trust) as follows: General Obligations, 5 (54%); Industrial Revenue, 1 (17%); Water and Sewer, 3 (16%) and Airport, 1 (13%). No Bond issue has received a provisional rating.

Risk Factors. As described above, the Ohio IM-IT will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) the State of Ohio, political subdivisions of the State, or agencies or instrumentalities of the State or its political subdivisions ("Ohio Obligations"). The Ohio IM-IT is therefore susceptible to general or particular economic, political or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

Generally, creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the State itself, and the State has no responsibility to make payments on those local obligations. There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. It is possible that the investment may be in particular Ohio Obligations, or in those of particular issuers, as to which those factors apply. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

The timely payment of principal of and interest on Ohio Obligations has been guaranteed by bond insurance purchased by the issuers, the Ohio IM-IT or other parties. Ohio Obligations may not be subject to the factors referred to in this section of the Prospectus.

Ohio is the seventh most populous state; the 1990 Census count of 10,847,000 indicated a 0.5% population increase from 1980. The Census estimate for 1993 is 11,091,000.

While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and approximately 15% of total employment in agribusiness.

In prior years, the State's overall unemployment rate was commonly somewhat higher than the national figure. For example, the reported 1990 average monthly State rate was 5.7%, compared to the 5.5% national figure. However, for the last four years the State rates were below the national rates (5.5% versus 6.1% in 1994). The unemployment rate and its effects vary among geographic areas of the State.

There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Ohio IM-IT portfolio or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those Obligations.

The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its July 1 to June 30 fiscal year ("FY") or fiscal biennium in a deficit position. Most
State operations are financed through the General Revenue Fund ("GRF"), for which personal income and sales-use taxes are the major sources. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending FY balance reduced during less favorable and increased during more favorable economic periods. The State has well-established procedures for, and has timely taken, necessary actions to ensure resource/expenditure balances during less favorable economic periods. Those procedures included general and selected reductions in appropriations spending.

Key biennium ending fund balances at June 30, 1989 were $475.1 million in the GRF and $353 million in the Budget Stabilization Fund ("BSF", a cash and budgetary management fund). In the next two fiscal years, necessary corrective steps were taken *including selected reductions in appropriations spending and transfer of $64 million from the BSF to the GRF) to respond to certain lower receipts and higher expenditures than earlier estimated. June 30, 1991 ending fund balances were $135.3 million (GRF) and $300 million
(BSF).

The next biennium, 1992-1993, presented significant challenges to State finances, successfully addressed. To allow time to resolve certain budget differences an interim appropriations act was enacted effective July 1, 1991; it included GRF debt service and lease rental appropriations for the entire biennium, while continuing most other appropriations for a month. The general appropriations act for the entire biennium was passed on July 11, 1991. Pursuant to it, $200 million was transferred from the BSF to the GRF in FY 1992.

Based on updated results and forecasts in the course of FY 1992, both in light of a continuing uncertain nationwide economic situation, there was projected and then timely addressed an FY 1992 imbalance in GRF resources and expenditures. GRF receipts significantly below original forecasts resulted primarily from lower collections of certain taxes, particularly sales, use and personal income taxes. Higher expenditure levels were in certain areas, particularly human services including Medicaid. In response, the Governor ordered most State agencies to reduce GRF spending in the last six months of FY 1992 by a total of approximately $184 million; the $100.4 million BSF balance, and additional amounts from certain other funds were transferred late in the FY to the GRF, and adjustments made in the timing of certain tax payments.

A significant GRF shortfall (approximately $520 million) was then projected for the next year, FY 1993. It was addressed by appropriate legislative and administrative actions, including the Governor's ordering $300 million in selected GRF spending reductions and subsequent executive and legislative action (a combination of tax revisions and additional spending reductions). The June 30, 1993 ending GRF fund balance was approximately $111 million, of which, as a first step to BSF replenishment, $21 million was deposited in the BSF.

No spending reductions were applied to appropriations needed for debt service on or lease rentals relating to any State obligations.

The 1994-1995 biennium presented a more affirmative financial picture for the State. Based on June 30, 1994 balances, an additional $260 million was deposited in the BSF. The biennium ended June 30, 1995 with a GRF ending fund balance of $928 million, of which $535.2 million has been transferred into the BSF (which has a current balance of over $828 million).

The GRF appropriations act for the 1995-96 biennium was passed on June 28, 1995 and promptly signed (after selective vetoes) by the Governor. All necessary GRF appropriations for State debt service and lease rental payments then projected for the biennium were included in that act. In accordance with the appropriations act, the significant June 30, 1995 GRF fund balance, after leaving in the GRF an unreserved and undesignated balance of $70 million, has been transferred to a variety of funds, including $535.2 million to the BSF. $322.8 million was transferred to other funds, including school assistance funds and, in anticipation of possible federal program changes, a human services stabilization fund.

The State's incurrence or assumption of debt without a vote of the people is, with limited exceptions, prohibited by current State constitutional provisions. The State may incur debt, limited in amount to $750,000, to cover casual deficits or failures in revenues or to meet expenses not otherwise provided for. The Constitution expressly precludes the State from assuming the debts of any local government or corporation. (An exception is made in both cases for any debt incurred to repel invasion, suppress insurrection or defend the State in war.)

By 13 constitutional amendments, the last adopted in 1993, Ohio voters have authorized the incurrence of State debt and the pledge to taxes or excises to its payment. At July 19, 1995, $816 million (excluding certain highway bonds payable primarily from highway use charges) of this debt was outstanding. The only such State debt then still authorized to be incurred are portions of the highway bonds, and the following: (a) up to $100 million of obligations for coal research and development may be outstanding at any one time ($34.7 million outstanding); (b) $360 million of obligations authorized for local infrastructure improvements, no more than $120 million of which may be issued in any calendar year ($728 million outstanding); and (c) up to $200 million in general obligation bonds for parks, recreation and natural resources purposes which may be outstanding at any one time ($50 million outstanding, with no more than $50 million to be issued in any one year).

The General Assembly has placed on the November 1995 ballot a proposed constitutional amendment that would extend the local infrastructure bond program (authorizing an additional $1.2 billion of State full faith and credit obligations to be issued over 10 years for the purpose), and authorize additional highway bonds (expected to be payable primarily from highway use receipts). The latter would supersede the current $500 million highway obligation authorization, and would authorize not more that $1.2 billion to be outstanding at any time and not more than $220 million to be issued in a fiscal year.

Common resolutions are pending in both houses of the General Assembly that would submit a constitutional amendment relating to certain other aspects of State debt. The proposal would authorize, among other things, the issuance of general obligation State debt for a variety of purposes with debt service on all State general obligation debt and GRF-supported obligations not to exceed 5% of the preceeding Fiscal Year's GRF expenditures.

The Constitution also authorizes the issuance of State obligations for certain purposes, the owners of which do not have the right to have excises or taxes levied to pay debt service. Those special obligations include obligations issued by the Ohio Public Facilities Commission and the Ohio Building Authority, and certain obligations issued by the State Treasurer, over $4.5 billion of which were outstanding at July 19, 1995.

A 1990 constitutional amendment authorizes greater State and political subdivision participation (including financing) in the provision of housing. The General Assembly may for that purpose authorize the issuance of State obligations secured by a pledge of all or such portion as it authorizes of State revenues or receipts (but not by a pledge of the State's full faith and credit).

A 1994 constitutional amendment pledges the full faith and credit and taxing power of the State to meeting certain guarantees under the State's tuition credit program which provides for purchase of tuition credits, for the benefit of State residents, guaranteed to cover a specified amount when applied to the cost of higher education tuition. (A 1965 constitutional provision that authorized student loan guarantees payable from available State moneys has never been implemented, apart from a "guarantee fund" approach funded especially from program revenues.)

The House has adopted a resolution that would submit to the electors a constitutional amendment prohibiting the General Assembly from imposing a new tax or increasing an existing tax unless approved by a three-fifths vote of each house or by a majority vote of the electors. It cannot be predicted whether required Senate concurrence to submission will be received.

State and local agencies issue obligations that are payable from revenues from or relating to certain facilities (but not from taxes). By judicial interpretation, these obligations are not "debt" within constitutional provisions. In general, payment obligations under lease-purchase agreements of Ohio public agencies (in which certificates of participation may be issued) are limited in duration to the agency's fiscal period, and are renewable only upon appropriations being made available for the subsequent fiscal period.

Local school districts in Ohio receive a major portion (state-wide aggregate in the range of 44% in recent years) of their operating moneys from State subsidies, but are dependent on local property taxes, and in 115 districts from voter-authorized income taxes, for significant portions of their budgets. Litigation, similar to that in other states, is pending questioning the constitutionality of Ohio's system of school funding. The trial court recently concluded that aspects of the system (including basic operating assistance) are unconstitutional and ordered the State to provide for and fund a system complying with the Ohio Constitution. The State has appealed. A small number of the State's 612 local school districts have in any year required special assistance to avoid year-end deficits. A current program provides for school district cash need borrowing directly from commercial lenders, with diversion of State subsidy distributions to repayment if needed. Recent borrowings under this program totalled $94.5 million for 27 districts (including $75 million for one) in FY 1993, and $41.1 million for 28 districts in FY 1994, and $71.1 million for 29 districts in FY 1995.

Ohio's 943 incorporated cities and villages rely primarily on property and municipal income taxes for their operations. With other subdivisions, they also receive local government support and property tax relief moneys distributed by the State. For those few municipalities that on occasion have faced significant financial problems, there are statutory procedures for a joint State/local commission to monitor the municipality's fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. Since inception in 1979, these procedures have been applied to 23 cities and villages; for 18 of them the fiscal situation was resolved and the procedures terminated.

At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of property taxes by all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of that aggregate levy to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.

Tax Status. For a discussion of the Federal tax status of income earned on Ohio IM-IT Trust Units, see "Other Matters--Federal Tax Status".

Commencing in 1985, Ohio municipalities may be permitted under Ohio law to subject interest on certain of the obligations held by the Ohio IM-IT Trust to income taxes imposed on their residents and entities doing business therein.

In the opinion of Squire, Sanders & Dempsey, special counsel to the Fund for Ohio tax matters, under existing law:

(1)The Ohio IM-IT Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, school district income taxes in Ohio, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

(2)Distributions with respect to Units of the Ohio IM-IT Trust
("Distributions") will be treated as the income of the Unitholders for purposes of the Ohio personal income tax, and school district and municipal income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.

(3)Distributions properly attributable to interest on obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof ("Ohio Obligations"), or by the governments of Puerto Rico, the Virgin Islands or Guam ("Territorial Obligations") held by the Trust are exempt from the Ohio personal income tax, school district and municipal income taxes, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

(4)Distributions properly attributable to proceeds of insurance paid to the Ohio IM-IT Trust that represent maturing or matured interest on defaulted obligations held by the Ohio IM-IT Trust and that are excluded from gross income for federal income tax purposes will be exempt from Ohio personal income tax, and school district and municipal income taxes in Ohio and the net income base of the Ohio corporation franchise tax.

Distributions of profit made on the sale, exchange or other disposition by the Ohio IM-IT Trust of Ohio Obligations including Distributions of "capital gain dividends" as defined in Section 852(b)(3)(C) of the Code, properly attributable to the sale, exchange or other disposition of Ohio Obligations are exempt from Ohio personal income tax, and school district and municipal income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax.

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     52.71  $    52.71
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.30  $     1.82
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     50.41  $    50.89
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     50.41  $    50.89
 Divided by 12 and 2, respectively......................................... $      4.20  $    25.45
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .14003  $   .14135
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.04%       5.09%
Estimated Long-Term Return <F3><F4><F5>....................................        5.05%       5.09%
Estimated Initial Monthly Distribution (December 1995)..................... $      2.38
Estimated Initial Semi-annual Distribution (January 1996)..................              $     6.64
Estimated Normal Distribution per Unit <F5>................................ $      4.20  $    25.45


Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Ohio IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing December 15, 1995

<F1>During the first year the Trustee will reduce its fee by approximately $.20 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $52.91. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.50 and $2.02 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See
"Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".


OHIO INSURED MUNICIPALS INCOME TRUST
SERIES 99 (IM-IT AND QUALITY MULTI-SERIES 262)
PORTFOLIO As of November 9, 1995
                                                                                                              Offering
                                                                                                              Price To Ohio
Aggregate      Name of Issuer, Title, Interest Rate and Maturity Date of                  Redemption          IM-IT
Principal<F1>  either Bonds Deposited or Bonds Contracted for<F1><F5>         Rating<F2>  Feature<F3>         Trust<F4>
$     400,000  City of Dayton, Ohio, Airport Revenue Refunding Bonds,
               Series 1995 (James M. Cox Dayton International Airport)                    2005 @ 101
               AMBAC Indemnity Insured   #5.25% Due 12/1/2015 ............ AAA            2010 @ 100 S.F.     $     385,244
      125,000  City of Hilliard, Franklin County, Ohio, Various Purpose
               Bonds, Series 1995 (General Obligation-Limited Tax) AMBAC                  2005 @ 101
               Indemnity Insured   #5.75% Due 12/1/2015 .................. AAA            2008 @ 100 S.F.           127,150
      250,000  County of Lucas, Ohio, General Obligation (Limited Tax)
               Various Purpose Improvement Bonds, Series 1995-I (AMBAC                    2005 @ 102
               Indemnity Insured)**   #5.40% Due 12/1/2015 ............... AAA            2006 @ 100 S.F.           245,265
      250,000  Indian Valley Local School District, Ohio, General
               Obligation (Unlimited Tax) School Improvement Bonds,
               Series 1995 (AMBAC Indemnity Insured)   #5.75% Due                         2005 @ 102
               12/1/2019 ................................................. AAA            2015 @ 100 S.F.           254,505
      500,000  Delaware City School District, Delaware County, Ohio,
               School Facilities Construction and Improvement Bonds
               (General Obligation-Unlimited Tax) FGIC Insured   #5.75%                   2005 @ 101
               Due 12/1/2020 ............................................. AAA            2016 @ 100 S.F.           506,550
      350,000  City of Dover, Ohio, Waterworks System Revenue Bonds,
               Series 1994 (AMBAC Indemnity Insured)   #6.00% Due                         2004 @ 102
               12/1/2020 ................................................. AAA            2016 @ 100 S.F.           361,704
      145,000  City of Huber Heights, Ohio, Water System Revenue Bonds,
               Series 1995 (MBIA Insured)
               #100M- 0.00% Due 12/1/2020 ................................ AAA                                       24,269   <F6>
               # 45M- 0.00% Due 12/1/2021 ................................ AAA                                       10,322   <F6>
      500,000  City of Centerville, Ohio, General Obligation (Limited
               Tax) Capital Facilities Bonds, Series 1995 (MBIA
               Insured)**   5.625% Due 12/1/2026 ......................... AAA            2005 @ 101                500,665
      500,000  Ohio Air Quality Development Authority, Ohio, Pollution
               Control Revenue Refunding Bonds, Series 1993B (Ohio Edison
               Company Project) AMBAC Indemnity Insured   5.625% Due
               11/15/2029 ................................................ AAA            2003 @ 102                497,260
$   3,020,000                                                                                                 $   2,912,934

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

PENNSYLVANIA IM-IT TRUST

General. The Pennsylvania IM-IT Trust consists of 9 issues of Securities. Four of the Bonds in the Pennsylvania IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Pennsylvania IM-IT Trust) as follows: General Obligations, 4 (44%); General Purpose, 2 (20%); Water and Sewer, 1 (16%); Retail Electric/Gas, 1 (12%) and Transportation, 1 (8%). No Bond issue has received a provisional rating.

Risk Factors. Investors should be aware of certain factors that might affect the financial conditions of the Commonwealth of Pennsylvania. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. A more diversified economy was necessary as the traditionally strong industries in the Commonwealth declined due to a long-term shift in jobs, investment and workers away from the northeast part of the nation. The major sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually, while agribusiness and food related industries support $39 billion in economic activity annually.

Non-agricultural employment in the Commonwealth declined by 5.1 percent during the recessionary period from 1980 to 1983. In 1984, the declining trend was reversed as employment grew by 2.9 percent over 1983 levels. From 1983 to 1990, Commonwealth employment continued to grow each year, increasing an additional 14.3 percent. For the three years ended 1993, unemployment in the Commonwealth declined 1.2 percent.

Back to back recessions in the early 1980s reduced the manufacturing sector's employment levels moderately during 1980 and 1981, sharply during 1982, and even further in 1983. Non-manufacturing employment has increased steadily since 1980 to its 1993 level of 81.6 percent of total Commonwealth employment. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing 18.4 percent of 1993 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1993 the services sector accounted for 29.9 percent of all non-agricultural employment while the trade sector accounted for 22.4 percent.

From 1983 to 1989, Pennsylvania's annual average unemployment rate dropped from 11.8 percent to 4.5 percent, falling below the national rate in 1986 for the first time in over a decade. Pennsylvania's annual average unemployment rate remained below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9 percent in 1991 and 7.5 percent in 1992. The resumption of faster economic growth resulted in a decrease in the Commonwealth's unemployment rate to 7.1 percent in 1993. As of March 1995, the seasonally adjusted unemployment rate for the Commonwealth was 6.0 percent compared to 5.5 percent for the United States.

The five year period from fiscal 1990 through fiscal 1994 was marked by public health and welfare costs growing at a rate double the growth rate for all the state expenditures. Rising caseloads, increased utilization of services and rising prices joined to produce the rapid rise of public health and welfare costs at a time when a national recession caused tax revenues to stagnate and even decline. During the period from fiscal 1989 through fiscal 1993, public health and welfare costs rose by an average annual rate of 9.4 percent while tax revenues were growing at an average annual rate of 5.8 percent. Consequently, spending on other budget programs was restrained to a growth rate below 4.7 percent and sources of revenues other than taxes became larger components of fund revenues. Among those sources are transfers from other funds and hospital and nursing home pooling of contributions to use as federal matching funds.

Tax revenues declined in fiscal 1991 as a result of the recession in the economy. A $2.7 billion tax increase enacted for fiscal 1992 brought financial stability to the General Fund. That tax increase included several taxes with retroactive effective dates which generated some one-time revenues during fiscal 1992. The absence of those revenues in fiscal 1993 contributed to the decline in tax revenues shown for fiscal 1993. Fiscal 1994 revenues increased
4.1 percent, but a decline in other revenues caused by the end of medical assistance pooled financing in fiscal 1993 held total revenues to a 1.8 percent gain. Expenditures for fiscal 1994 rose by 4.3 percent.

It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

Financial information for the principal operating funds of the Commonwealth is maintained on a budgetary basis of accounting. A budgetary basis of accounting is used for the purpose of ensuring compliance with the enacted operating budget and is governed by applicable statutes of the Commonwealth and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles ("GAAP"). The budgetary basis financial information maintained by the Commonwealth to monitor and enforce budgetary control is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

Fiscal 1992 Financial Results. GAAP Basis: During fiscal 1992 the General Fund reported a $1.1 billion operating surplus. This operating surplus was achieved through legislated tax rate increases and tax base broadening measures enacted in August 1991 and by controlling expenditures through numerous cost reduction measures implemented throughout the fiscal year. As a result of the fiscal 1992 operating surplus, the fund balance increased to $87.5 million and the unreserved-undesignated deficit dropped to $138.6 million from its fiscal 1991 level of $1,146.2 million.

Budgetary Basis: Total revenues for the fiscal year were $14,516.8 million, a $2,654.5 million increase over cash revenues during fiscal 1991. Largely due to the tax revisions enacted for the budget, corporate tax receipts totalled $3,761.2 million, up from $2,656.3 million in fiscal 1991, sales tax receipts increased by $302 million to $4,499.7 million, and personal income tax receipts totalled $4,807.4 million, an increase of $1,443.8 million over receipts in fiscal 1991.

Spending increases in the fiscal 1992 budget were largely accounted for by increases for education, social services and corrections programs. Commonwealth funds for the support of public schools were increased by 9.8 percent to provide a $438 million increase to $4.9 billion for fiscal 1992. Child welfare appropriations supporting county operated child welfare programs were increased $67 million, more than 31.5 percent over fiscal 1991. Other social service areas such as medical and cash assistance also received significant funding increases as costs rose quickly as a result of the economic recession and high inflation rates of medical care costs. The costs of corrections programs, reflecting the marked increase in the prisoner population, increased by 12 percent. Economic development efforts, largely funded from bond proceeds in fiscal 1991, were continued with General Fund appropriations for fiscal 1992.

The budget included the use of several Medicaid pooled financing transactions. These pooling transactions replaced $135 million of Commonwealth funds, allowing total spending under the budget to increase by an equal amount.

Fiscal 1993 Financial Results. GAAP Basis: The fund balance of the General Fund increased by $611.4 million during the fiscal year, led by an increase in the unreserved balance of $576.8 million over the prior fiscal year balance. At June 30, 1993, the fund balance totalled $698.9 and the unreserved/undesignated balance totalled $64.4 million. The increase in the fund balance and a return to a positive unreserved-undesignated balance provided indication of a continuing recovery of the Commonwealth's financial condition.

Budgetary Basis: The 1993 fiscal year closed with revenues higher than anticipated and expenditures about as projected, resulting in an ending unappropriated balance surplus (prior to the ten percent transfer to the Tax Stabilization Reserve Fund) of $242.3 million, slightly higher than estimated. Cash revenues were $41.5 million above the budget estimate and totalled $14.633 billion representing less than a one percent increase over revenues for the 1992 fiscal year. A reduction in the personal income tax rate in July 1992 and the one-time receipt of revenues from retroactive corporate tax increases in fiscal 1992 were responsible, in part, for the low revenue growth in fiscal 1993.

Appropriations less lapses totalled $13.870 billion representing a 1.1 percent increase over expenditures during fiscal 1992. The low growth in spending is a consequence of a low rate of revenue growth, significant one-time expenses during fiscal 1992, increased tax refund reserves to cushion against adverse decisions on pending litigations, and the receipt of federal funds for expenditures previously paid out of Commonwealth funds.

By state statute, ten percent of the budgetary basis unappropriated surplus at the end of a fiscal year is to be transferred to the Tax Stabilization Reserve Fund. The transfer for the fiscal 1993 balance was $24.2 million. The remaining unappropriated surplus of $218.0 million was carried forward into the 1994 fiscal year.

Fiscal 1994 Financial Results. GAAP Basis: The fund balance increased $194.0 million due largely to an increased reserve for encumbrances and an increase in other designated funds. The unreserved-undesignated balance increased by $14.8 million to $72.2 million. Revenues and other sources increased by 1.8 percent over the prior fiscal year while expenditures and other uses increased by 4.3 percent. Consequently, the operating surplus declined to $179.4 million for fiscal 1994 from $686.3 million for fiscal 1993.

Budgetary Basis: Commonwealth revenues during the fiscal year totalled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over Commonwealth revenues during the previous fiscal year. The sales tax was an important contributor to the higher than estimated revenues. Collections from the sales tax were $5.124 billion, a 6.1 percent increase from the prior fiscal year and $81.3 million above estimate. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax which ended the fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Tax refunds in fiscal 1994 were reduced substantially below the $530 million amount provided in fiscal 1993. The higher fiscal 1993 amount and the reduced fiscal 1994 amount occurred because reserves of approximately $160 million were added to fiscal 1993 tax refunds to cover potential payments if the Commonwealth lost litigation known as Philadelphia Suburban Corp v. Commonwealth. Those reserves were carried into fiscal 1994 until the litigation was decided in the Commonwealth's favor in December 1993 and $147.3 million of reserves for tax refunds were released.

Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totalled $14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and corrections spending contributed to the rate of spending growth for the fiscal year.

The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million. By state statute, ten percent ($33.6 million) of that surplus transferred to the Tax Stabilization Reserve Fund and the remaining balance was carried over into the fiscal 1995 fiscal year. The balance in the Tax Stabilization Reserve Fund as of March 31, 1995 was $65.3 million.

Fiscal 1995 Budget. The approved fiscal 1995 budget provided for $15,665.7 million of appropriations from Commonwealth funds, an increase of 4.0 percent over appropriations, including supplemental appropriations, for fiscal 1994. Medical assistance expenditures represent the largest single increase in the budget ($221 million) representing a nine percent increase over the prior fiscal year. The budget includes a reform of the state-funded public assistance program that added certain categories of eligibility to the program but also limited the availability of such assistance to other eligible persons. Education subsidies to local school districts were increased by $132.2 million to continue the increased funding for the poorest school districts in the state.

Several tax reductions were enacted with the fiscal 1995 budget. Low income working families will benefit from an increase to the dependent exemption to $3,000 from $1,500 for the first dependent and from $1,000 for all additional dependents. A reduction to the corporate net income tax rate from 12.25 percent to 9.99 percent to be phased in over a period of four years was enacted. A net operating loss provision has been added to the corporate net income tax and will be phased in over three years with an annual $500,000 cap on losses used to offset profits. Several other tax changes to the sales tax, the inheritance tax and the capital stock and franchise tax also were enacted. Estimated commonwealth revenue reductions from these tax cuts have been raised from $166.4 million to $173.4 million based on upward revised estimates of commonwealth revenues for the fiscal 1995 to 6.3 percent, excluding the effect of the fiscal 1995 tax reductions, and is largely due to actual and anticipated higher collections of the corporate net income tax, the sales and use tax and miscellaneous collections.

After a review of the fiscal 1994 budget in January 1995, $64.9 million of additional appropriation needs were identified for the fiscal year. Of this amount, the largest are for medical assistance ($21.8 million) and general assistance cash grants ($10.3 million). The balance of the additional appropriation needs are for other public welfare programs, educational subsidies and office relocation costs due to a fire. The supplemental appropriations requested are proposed to be funded from appropriation lapses estimated to total $172 million for the fiscal year.

With the revised estimates for revenues, appropriations and lapses for the 1994 fiscal year, an unappropriated balance prior to transfers to the Tax Stabilization Reserve Fund of $395.5 million is projected, an increase from the $335.8 million fiscal year 1993 ending balance (prior to transfers).

Fiscal 1996 Budget. The fiscal 1996 budget was approved by the Governor on June 30, 1995. The budget includes spending growth of 2.7%. It includes a reduction of the Corporate Net Income Tax from 10.99% to 9.99% retroactive to January 1, 1995. The budget includes a proportionate increase in funds for public safety and education and a proportionate decrease in funds for welfare.

All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The City of Philadelphia ("Philadelphia") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

For the fiscal year ending June 30, 1991, Philadelphia experienced a cumulative General Fund balance deficit of $153.5 million. The audit findings for the fiscal year ending June 30, 1992, placed the Cumulative General Fund balance deficit at $224.9.

Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA") to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June, 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council on January 3, 1992, and approved by the PICA Board and signed by the Mayor on January 8, 1992. At this time, Philadelphia is operating under a five year fiscal plan approved by PICA on April 17, 1995 in which Philadelphia projects a balanced budget in each of the five years (fiscal years 1996 through 2000) covered by the plan.

In June 1992, PICA issued $474,555,000 of its Special Tax Revenue Bonds to provide financial assistance to Philadelphia and to liquidate the cumulative General Fund balance deficit. PICA issued $643,430,000 in July 1993 and $178,675,000 in August 1993 of Special Tax Revenue Bonds to refund certain general obligation bonds of the City and to fund additional capital projects. In December 1994, PICA issued $122,020,000 of Special Tax Revenue Bonds to fund additional capital projects.

As of the date hereof, the ratings on the City's long-term obligations supported by payments from the City's General Fund are rated Baa by Moody's and BBB- by S&P. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds in the Pennsylvania IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Pennsylvania IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Other Matters--Federal Tax Status"
 .

In the opinion of Saul, Ewing, Remick & Saul, counsel to the Fund for Pennsylvania tax matters, under existing law:

(1)Units evidencing fractional undivided interest in the Pennsylvania IM-IT Trust, which are represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision are not taxable under any of the personal property taxes presently in effect in Pennsylvania;

(2)distributions of interest income to Unitholders that would not be taxable it received directly by a Pennsylvania resident are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;

(3)a Unitholder will have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph upon the redemption or sale of his Units. Units will be taxable under the Pennsylvania inheritance and estate taxes;

(4)a Unitholder which is a corporation will have a taxable event under the Pennsylvania Corporate Net Income Tax when it redeems or sells its Units. Interest income distributed to Unitholders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of the Units into account in determining the taxable value of their shares subject to the Shares Tax;

(5)under Act No. 68 of December 3, 1993, gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unitholders who are individuals may be subject to Pennsylvania Personal Income Tax. For Unitholders which are corporations, the distributed gains may be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund may nevertheless be taxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994;

(6)any proceeds paid under insurance policies issued to the Trustee or obtained by the issuers of the Bonds with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and

(7)the Fund is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

On December 3, 1993, changes to Pennsylvania laws affecting taxation of income and gains from the sale of Commonwealth of Pennsylvania and local obligations were enacted. Among these changes was the repeal of the exemption from tax of gains realized upon the sale or other disposition of such obligations. The Pennsylvania Department of Revenue has issued proposed regulations concerning these changes. The opinions expressed above are based on our analysis of the law and proposed regulations but are subject to modification upon review of final regulations or other guidance that may be issued by the Department of Revenue or future court decisions.

In rendering its opinion, Saul, Ewing, Remick & Saul has not, for timing reasons, made an independent review of proceedings related to the issuance of the Bonds. It has relied on Van Kampen American Capital Distributors, Inc. for assurance that the Bonds have been issued by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth.

                                                                                      Semi-
Per Unit Information:                                                    Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     53.77  $    53.77
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.47  $     1.97
 Less: Annual Premium on Portfolio Insurance per Unit..................          --          --
 Estimated Net Annual Interest Income per Unit......................... $     51.30  $    51.80
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     51.30  $    51.80
 Divided by 12 and 2, respectively..................................... $      4.28  $    25.90
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .14251  $   .14387
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        5.13%       5.18%
Estimated Long-Term Return <F2><F3><F4>................................        5.14%       5.19%
Estimated Initial Monthly Distribution (December 1995)................. $      2.42
Estimated Initial Semi-annual Distribution (January 1996)..............              $     6.76
Estimated Normal Distribution per Unit <F4>............................ $      4.28  $    25.90


Trustee's Annual Fee .......... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Pennsylvania IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing December 15, 1995

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".


PENNSYLVANIA INSURED MUNICIPALS INCOME TRUST
SERIES 210 (IM-IT AND QUALITY MULTI-SERIES 262)
PORTFOLIO As of November 9, 1995
                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Pennsylvania
Aggregate      Name of Issuer, Title, Interest Rate and Maturity Date of                   Redemption           IM-IT
Principal<F1>  either Bonds Deposited or Bonds Contracted for<F1><F5>          Rating<F2>  Feature<F3>         Trust<F4>
$     500,000  Bradford Area School District, McKean County, Pennsylvania,
               General Obligation Bonds, Series 1995 (FGIC Insured)                        2005 @ 100
               #5.75% Due 10/1/2015 ....................................... AAA            2012 @ 100 S.F.     $     505,880
      250,000  Southeastern Pennsylvania Transportation Authority,
               Pennsylvania, Special Revenue Bonds, Series A (FGIC                         2005 @ 101
               Insured)   #5.75% Due 3/1/2020 ............................. AAA            2016 @ 100 S.F.           252,188
      500,000  Abington School District, Montgomery County, Pennsylvania,
               General Obligation Bonds, Series 1995A (FGIC Insured)                       2005 @ 100
               #5.625% Due 5/15/2020 ...................................... AAA            2016 @ 100 S.F.           497,570
      100,000  Washington County Authority (Washington County,
               Pennsylvania) Guaranteed Lease Revenue Refunding Bonds,                     2003 @ 100
               Series 1993A (FGIC Insured)   #5.625% Due 6/1/2022 ......... AAA            2014 @ 100 S.F.            98,804
      500,000  Pittsburgh Water and Sewer Authority (Allegheny County,
               Pennsylvania) Water and Sewer System First Lien Revenue                     2005 @ 100
               Bonds, Series A (FGIC Insured)   #5.60% Due 9/1/2022 ....... AAA            2019 @ 100 S.F.           495,625
       65,000  Hazleton Area School District, Luzerne, Carbon and
               Schuykill Counties, Pennsylvania, Unlimited Tax-General
               Obligation Bonds, Series 1995B (FGIC Insured)   #0.00% Due
               3/1/2023 ................................................... AAA                                       13,533   <F6>
      500,000  Pennsylvania Intergovernmental Cooperation Authority,
               Special Tax Revenue Bonds (City of Philadelphia Funding                     2003 @ 100
               Program) Series 1993 (MBIA Insured) #5.625% Due 6/15/2023..  AAA            2016 @ 100 S.F.           492,520
      250,000  School District of Philadelphia, Pennsylvania, Unlimited
               Tax-General Obligation Bonds, Series 1995B (AMBAC                           2005 @ 101
               Indemnity Insured)   #5.50% Due 9/1/2025 ................... AAA            2019 @ 100 S.F.           243,750
      350,000  Beaver County Industrial Development Authority,
               Pennsylvania, Pollution Control Revenue Refunding Bonds,
               Series 1993A (Ohio Edison Company Mansfield Project) AMBAC
               Indemnity Insured   #5.45% Due 9/15/2033 ................... AAA            2003 @ 102                333,025
$   3,015,000                                                                                                  $   2,932,895

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".

NATIONAL QUALITY TRUST

General. The National Quality Trust consists of 12 issues of Securities. One of the Bonds in the National Quality Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 7 states or territories, divided by purpose of issues (and approximate percentage of principal amount to total National Quality Trust) as follows: Health Care, 3 (30%); Multi-Family Mortgage Revenue, 3 (30%); Higher Education, 1 (10%); Tax District, 1 (10%); Waste Disposal, 1 (10%); Certificates of Participation, 1 (6%); General Obligations, 1 (3%) and Public Building, 1 (1%). Three bond issues aggregating approximately 26% of the aggregate principal amount of Bonds in the National Quality Trust are issued by issuers located in the state of California. No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 25 years.

Tax Status. For a discussion of the Federal tax status of income earned on National Quality Trust Units, see "Other Matters--Federal Tax Status".

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     56.98  $    56.98
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.32  $     1.87
 Estimated Net Annual Interest Income per Unit............................. $     54.66  $    55.11
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     54.66  $    55.11
 Divided by 12 and 2, respectively......................................... $      4.56  $    27.56
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .15184  $   .15307
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.47%       5.51%
Estimated Long-Term Return <F3><F4><F5>....................................        5.48%       5.52%
Estimated Initial Monthly Distribution (December 1995)..................... $      2.58
Estimated Initial Semi-annual Distribution (January 1996)..................              $     7.19
Estimated Normal Distribution per Unit <F5>................................ $      4.56  $    27.56


Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                National Quality Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing December 15, 1995

<F1>During the first year the Trustee will reduce its fee by approximately $.03 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $57.01. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.35 and $1.90 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See
"Estimated Current Returns and Estimated Long-Term Returns."

<F2>The estimated annual expenses are expected to fluctuate periodically (see
"Trust Administration--Fund Administration and Expenses--Miscellaneous
Expenses").

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".


INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES 92 (IM-IT AND QUALITY MULTI-SERIES 262)
PORTFOLIO As of November 9, 1995
                                                                                                               Offering
                                                                                                               Price To
               Name of Issuer, Title, Interest Rate and Maturity          Rating<F2>                           National
Aggregate      Date of either Bonds Deposited or Bonds Contracted  Standard               Redemption           Quality
Principal<F1>  for<F1><F5>                                         & Poor's    Moody's    Feature<F3>          Trust<F4>
$     500,000  De Kalb County Redevelopment Authority, Indiana
               (Mini-Mill Local Public Improvement Project)
               Series 1995A   #6.50% Due 1/15/2014................ A-          N/R        2005 @ 102          $     522,595
      300,000  California Statewide Communities Development
               Authority, Certificates of Participation (The Salk
               Institute for Biological Studies, San Diego,
               California) Connie Lee Insured   6.10% Due                                 2004 @ 102
               7/1/2014 .......................................... AAA         N/R        2009 @ 100 S.F.           303,807
      500,000  City of Las Cruces, New Mexico, South Central
               Solid Waste Authority, Environmental Services
               Gross Receipts Tax/Project Revenue Bonds,  Series                          2005 @ 100
               1995**   #6.00% Due 6/1/2016 ...................... N/R         A          2011 @ 100 S.F.           502,500
      500,000  Indiana Health Facilities Financing Authority,
               Hospital Refunding Revenue Bonds, Series 1993
               (Welborn Memorial Baptist Hospital Project)                                2003 @ 102
               #5.60% Due 7/1/2018 ............................... A           N/R        2015 @ 100 S.F.           470,250
      150,000  City of New Orleans, Louisiana, General Obligation
               Refunding Bonds, Series 1991 (AMBAC Indemnity
               Insured)   #0.00% Due 9/1/2018 .................... AAA         Aaa                                   39,990   <F6>
      500,000  State Public Works Board of the State of
               California, Lease Revenue Bonds (California
               Community Colleges) Various Community College                              2003 @ 102
               Projects, Series 1993   #5.625% Due 12/1/2018 ..... A-          A          2014 @ 100 S.F.           480,595
      500,000  Illinois Health Facilities Authority, Revenue
               Refunding Bonds (Illinois Masonic Medical Center)                          2003 @ 102
               Series 1993   #5.50% Due 10/1/2019 ................ A-          A          2008 @ 100 S.F.           460,300
       50,000  Metropolitan Pier and Exposition Authority
               (Illinois) McCormick Place Expansion Project
               Refunding Revenue Bonds, Series 1994A (MBIA
               Insured)   #0.00% Due 6/15/2020 ................... AAA         Aaa                                   11,730   <F6>
      500,000  Illinois Health Facilities Authority, Revenue
               Bonds (OSF Healthcare System) Series 1993   #6.00%                         2003 @ 102
               Due 11/15/2023 .................................... A+          A1         2014 @ 100 S.F.           493,845

                                                                                                               Offering
                                                                                                               Price To
               Name of Issuer, Title, Interest Rate and Maturity          Rating<F2>                           National
Aggregate      Date of either Bonds Deposited or Bonds Contracted  Standard               Redemption           Quality
Principal<F1>  for<F1><F5>                                         & Poor's    Moody's    Feature<F3>          Trust<F4>

$     500,000  Lynchburg Redevelopment and Housing Authority
               (Virginia) Waldon Pond III Revenue Refunding Bonds
               (GNMA Mortgage Backed Security Financing) Series                           2005 @ 103
               1995A   6.20% Due 7/20/2027 ....................... AAA         N/R        2016 @ 100 S.F.     $     509,135
      500,000  Tulsa Industrial Authority (Oklahoma) Multi-Family
               Housing Revenue Refunding Bonds (GNMA
               Collateralized-Country Club of Woodland Hills                              2005 @ 103
               Development) Series 1995   6.25% Due 11/1/2027 .... N/R         Aaa        2007 @ 100 S.F.           509,145
      500,000  Redevelopment Agency of the City of Morgan Hill,
               California, Mortgage Revenue Refunding Bonds,
               Series 1995 (FHA Insured Mortgage  Loan-La Crosse                          2005 @ 103
               Village Project)   6.45% Due 12/1/2027 ............ AAA         N/R        2007 @ 100 S.F.           515,800
$   5,000,000                                                                                                 $   4,819,692

 For an explanation of the footnotes used on this page, see "Notes to Portfolios".

NORTH CAROLINA QUALITY TRUST

General. The North Carolina Quality Trust consists of 9 issues of Securities. One of the Bonds in the North Carolina Quality Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total North Carolina Quality Trust) as follows:
Certificates of Participation, 2 (32%); Health Care, 4 (32%); Higher Education, 1 (16%); Wholesale Electric, 1 (16%) and General Obligations, 1 (4%). No Bond issue has received a provisional rating.

Risk Factors. See "Portfolio" for a list of the Bonds included in the North Carolina Trust. The portions of the following discussion regarding the financial condition of the State government may not be relevant to general obligation or revenue bonds issued by political subdivisions of the State. Those portions and the sections which follow regarding the economy of the State are included for the purpose of providing information about general economic conditions that may or may not affect issuers of the North Carolina Bonds.

General obligations of a city, town or county in North Carolina are payable from the general revenues of the entity, including ad valorem tax revenues on property within the jurisdiction. Revenue bonds issued by North Carolina political subdivisions include (1) revenue bonds payable exclusively from revenue-producing governmental enterprises and (2) industrial revenue bonds, college and hospital revenue bonds and other "private activity bonds" which are essentially non-governmental debt issues and which are payable exclusively by private entities such as non-profit organizations and business concerns of all sizes. State and local governments have no obligation to provide for payment of such private activity bonds and in many cases would be legally prohibited from doing so. The value of such private activity bonds may be affected by a wide variety of factors relevant to particular localities or industries, including economic developments outside of North Carolina.

Section 23-48 of the North Carolina General Statutes appears to permit any city, town, school district, county or other taxing district to avail itself of the provisions of Chapter 9 of the United States Bankruptcy Code, but only with the consent of the Local Government Commission of the State and of the holders of such percentage or percentages of the indebtedness of the issuer as may be required by the Bankruptcy Code (if any such consent is required). Thus, although limitations apply, in certain circumstances political subdivisions might be able to seek the protection of the Bankruptcy Code.

State Budget and Revenues. The North Carolina State Constitution requires that the total expenditures of the State for the fiscal period covered by each budget not exceed the total of receipts during the fiscal period and the surplus remaining in the State Treasury at the beginning of the period. The State's fiscal year runs from July 1st through June 30th.

In 1990 and 1991, the State had difficulty meeting its budget projections. The General Assembly responded by enacting a number of new taxes and fees to generate additional revenue and reduce allowable departmental operating expenditures and continuation funding. The spending reductions were based on recommendations from the Governor, the Government Performance Audit Committee and selected reductions identified by the General Assembly.

The State, like the nation, has experienced economic recovery since 1991. In the opinion of the State Controller, the growth in the economy and the legislative actions taken in 1991 had a positive effect on the State's revenue collections over the past several years. The State had a budget surplus of approximately $865 million at the end of fiscal 1993-94. After review of the 1994-95 continuation budget adopted in 1993, the General Assembly approved spending expansion funds, in part to restore certain employee salaries to budgeted levels, which amounts had been deferred to balance the budgets in 1989-1993, and to authorize funding for new initiatives for economic development, education, human services and environmental programs. (The cutback in funding for infrastructure and social development projects had been cited by agencies rating State obligations, following the 1991 reductions, as cause for concern about the long-term consequences of those reductions on the economy of the State and the State's fiscal prospects).

Because of growth in State tax and fee revenues, the General Fund balance at the end of the 1994-95 fiscal year is reported at approximately $300 million.

The State budget is based upon estimated revenues and a multitude of existing and assumed State and non-state factors including State and national economic conditions, international activity and federal government policies and legislation. The Congress of the United States is considering a number of matters affecting the federal government's relationship with state governments that, if enacted into law, could affect fiscal and economic policies of the states, including North Carolina.

In April 1995, the North Carolina General Assembly repealed, effective for taxable years beginning on or after January 1, 1995, the tax levied on various forms of intangible personal property. The intangibles tax revenues receivable by counties and municipalities will no longer be received. Instead, the legislature has provided for specific appropriations to counties and municipalities.

It is unclear what effect these developments at the State level may have on the value of the Bonds in the North Carolina Trust.

Litigation. Litigation against the State includes the following. None of the cases, in the reported opinion of the Department of the Treasurer, would have a material adverse affect on the State's ability to meet its obligations.

Leandro et al v. State of North Carolina and State Board of Education - In May, 1994 students and boards of education in five counties in the State filed suit in state court requesting a declaration that the public education system of North Carolina, including its system of funding, violates the State constitution by failing to provide adequate or substantially equal educational opportunities and denying due process of law and violates various statutes relating to public education. The suit is similar to a number of suits in other states, some of which resulted in holdings that the respective systems of public education funding were unconstitutional under the applicable state law. The defendants in such suit have filed a motion to dismiss, which was denied. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

Francisco Case - In August, 1994 a class action lawsuit was filed in state court against the Superintendent of Public Instruction and the State Board of Education on behalf of a class of parents and their children who are characterized as limited English proficient. The complaint alleges that the State has failed to provide funding for the education of these students and has failed to supervise local school systems in administering programs for them. The complaint does not allege an amount in controversy, but asks the Court to order the defendants to fund a comprehensive program to ensure equal educational opportunities for children with limited English proficiency. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

Swanson Case -- State Tax Refunds -- Federal Retirees. In Davis v. Michigan
(1989), the United States Supreme Court ruled that a Michigan income tax statute which taxed federal retirement benefits while exempting those paid by state and local governments violated the constitutional doctrine of intergovernmental tax immunity. At the time of the Davis decision, North Carolina law contained similar exemptions in favor of state and local retirees. Those exemptions were repealed prospectively, beginning with the 1989 tax year. All public pension and retirement benefits are now entitled to a $4,000 annual exclusion.

Following Davis, federal retirees filed a class action suit in federal court in 1989 seeking damages equal to the North Carolina income tax paid on federal retirement income by the class members. A companion suit was filed in state court in 1990. The complaints alleged that the amount in controversy exceeded $140 million. The North Carolina Department of Revenue estimated refunds and interest liability of $280.89 million as of June 30, 1994. In 1991, the North Carolina Supreme Court ruled in favor of the State in the state court action, concluding that Davis could only applied prospectively and that the taxes collected form the federal retirees were thus not improperly collected. In 1993, the United States Supreme Court vacated that decision and remanded the case back to the North Carolina Supreme Court. The North Carolina Supreme Court then ruled in favor of the State on the grounds that the federal retirees had failed to comply with state procedures for challenging unconstitutional taxes. Plaintiffs petitioned the United Sates Supreme Court for review of that decision and the Supreme Court denied that petition. The United States District Court has ruled in favor of the defendants in the companion federal case, and a petition for reconsideration was denied. Plaintiffs appealed to the United States Court of Appeals which also rejected the retirees' arguments. The plaintiffs continue to seek relief through state legislation.

Bailey Case -- States Tax Refunds -- State Retirees. State and local government retirees filed a class action suit in 1990 as a result of the repeal of the income tax exemptions for state and local government retirement benefits. The original suit was dismissed after the North Carolina Supreme Court ruled in 1991 that the plaintiffs had failed to comply with state law requirements for challenging unconstitutional taxes and the United States Supreme Court denied review. In 1992, many of the same plaintiffs filed a new lawsuit alleging essentially the same claims, including breach of contract, unconstitutional impairment of contract rights by the State in taxing benefits that were allegedly promised to be tax-exempt and violation of several state constitutional provisions. The North Carolina Attorney General's Office estimates that the amount in controversy is approximately $40-$45 million annually for the tax years 1989 through 1992. The case has been tried in Superior Court but a decision has not yet been made by the trial judge. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

Faulkenbury v. Teachers' and State Employees' Retirement System, Peele v. Teachers' and State Employees' Retirement System, and Woodard v. Local Governmental Employees' Retirement System. Plaintiffs are disability retirees who brought class actions in state court challenging changes in the formula for payment of disability retirement benefits and claiming impairment of contract rights, breach of fiduciary duty, violation of other federal constitutional rights, and violation of state constitutional and statutory rights. The State estimates that the cost in damages and higher prospective benefit payments to plaintiffs and class members would probably amount to $50 million or more in Faulkenbury, $50 million or more in Peele, and $15 million or more in Woodward, all ultimately payable, at least initially, from the state retirement system funds. Upon review in Faulkenbury, the North Carolina Court of Appeals and Supreme Court have held that claims made in Faulkenbury substantially similar to those in Peele and Woodward, for breach of fiduciary duty and violation of federal constitutional rights brought under the federal Civil Rights Act either do not state a cause of action or are otherwise barred by the statute of limitations. In 1994 plaintiffs took voluntary dismissals of their claims for impairment of contract rights in violation of the United States Constitution and filed new actions in federal court asserting the same claims along with claims for violation of constitutional rights in the taxation of retirement benefits. The remaining state court claims in all cases are yet to be heard. The federal court actions have been stayed pending the trial in state court. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

Fulton Case - The State's intangible personal property tax levied on certain shares of stock has been challenged by the plaintiff on grounds that it violates the Commerce Clause of the United States Constitution by discriminating against stock issued by corporations that do all or part of their business outside the State. The plaintiff in the action is a North Carolina corporation that does all or part of its business outside the State. The plaintiff seeks to invalidate the tax in its entirety and to recover tax paid on the value of its shares in other corporations. The North Carolina Court of Appeals invalidated the taxable percentage deduction and excised it from the statute beginning with the 1994 tax year. The effect of this ruling was to increase collections by rendering all stock taxable on 100% of its value. The North Carolina Supreme Court reversed the Court of Appeals and held that the tax is valid and constitutional. The plaintiff's petition for review by the U.S. Supreme Court was granted. Net collections from the tax for the fiscal year ended June 30, 1993 amounted to $120.6 million. The North Carolina Attorney General's Office believes that sound legal arguments support the State's position.

General. The population of the State has increased 13% from 1980, from 5,880,095 to 6,656,589 as reported by the 1990 federal census and the State rose from twelfth to tenth in population. The State's estimate of population as of June 30, 1994 is 7,064,470. Notwithstanding its rank in population size, North Carolina is primarily a rural state, having only five municipalities with populations in excess of 100,000.

The labor force has undergone significant change during recent years as the State has moved from an agricultural to a service and goods producing economy. Those persons displaced by farm mechanization and farm consolidations have, in large measure, sought and found employment in other pursuits. Due to the wide dispersion of non-agricultural employment, the people have been able to maintain, to a large extent, their rural habitation practices. During the period 1980 to 1994, the State labor force grew about 26% (from 2,855,200 to 3,609,000). Per capita income during the period 1980 to 1993 grew from $7,999 to $18,702, an increase of 133.8%.

The current economic profile of the State consists of a combination of industry, agriculture and tourism. As of November 1994, the State was reported to rank ninth among the states in non-agricultural employment and eighth in manufacturing employment. Employment indicators have varied somewhat in the annual periods since June of 1990, but have demonstrated an upward trend since 1991. The following table reflects the fluctuations in certain key employment categories.

Category (All Seasonally Adjusted)                                 June 1991    June 1992    June 1993    June 1994    June 1995
Civilian Labor Force                                                  3,228,000    3,495,000    3,504,000    3,560,000    3,578,000
Nonagricultural Employment                                            3,059,000    3,135,000    3,203,400    3,358,000    3,419,100
Goods Producing Occupations (mining, construction and
manufacturing)                                                          973,600      980,800      993,600    1,021,500    1,036,700
Service Occupations                                                   2,085,400    2,154,200    2,209,800    2,337,200    2,382,400
Wholesale/Retail Occupations                                            704,100      715,100      723,200      749,000      776,900
Government Employees                                                    496,700      513,400      515,400      554,600      555,300
Miscellaneous Services                                                  596,300      638,300      676,900      731,900      742,200
Agricultural Employment                                                  88,700      102,800       88,400       53,000       53,000

The seasonally adjusted unemployment rate in June 1995 was estimated to be 4.4% of the labor force, as compared with 5.6% nationwide.

 As of 1994, the State was ninth in the nation in gross agricultural income of which nearly the entire amount (approximately $5.5 billion) was from commodities. According to the State Commissioner of Agriculture, in 1994, the State ranked first in the nation in the production of flue-cured tobacco, total tobacco, turkeys and sweet potatoes; second in hog production, trout and the production of cucumbers for pickles; fourth in commercial broilers, blueberries and strawberries; fifth in burley tobacco and sixth in peaches.

The diversity of agriculture in North Carolina and a continuing push in marketing efforts have protected farm income from some of the wide variations that have been experienced in other states where most of the agricultural economy is dependent on a small number of agricultural commodities. North Carolina is the third most diversified agricultural state in the nation.

Tobacco production is the leading source of agricultural income in the State, accounting for 14.8% of gross agricultural income. Tobacco farming in North Carolina has been and is expected to continue to be affected by major Federal legislation and regulatory measures regarding tobacco production and marketing and by international competition. Measures adverse to tobacco farming could have negative effects on farm income and the North Carolina economy generally. The poultry industry provides nearly 35% of gross agricultural income. The pork industry has been expanding and accounted for almost 18% of gross agricultural income in 1994.

The number of farms has been decreasing; in 1994 there were approximately 58,000 farms in the State (down from approximately 72,000 in 1987, a decrease of about 19% in seven years). However, a strong agribusiness sector also supports farmers with farm inputs (fertilizer, insecticide, pesticide and farm machinery) and processing of commodities produced by farmers (vegetable canning and cigarette manufacturing). North Carolina's agriculture industry, including food, fiber and forest products, contributes over $42 billion annually to the State's economy.

The State Department of Commerce, Travel and Tourism Division reports that in 1993 more than $8 billion was spent on tourism in the State. The Department estimates that two-thirds of total expenditures came from out-of-state travelers, and that approximately 250,000 people were employed in tourism-related jobs.

Bond Ratings. Currently, Moody's rates North Carolina general obligation bonds as Aaa and Standard & Poor's rates such bonds as AAA. Standard & Poor's also reaffirmed its stable outlook for the State in January 1994.

Standard & Poor's reports that North Carolina's rating reflects the State's strong economic characteristics, sound financial performance, and low debt levels.

The Sponsor believes the information summarized above describes some of the more significant events relating to the North Carolina Trust. The sources of this information are the official statements of issuers located in North Carolina, State agencies, publicly available documents, publications of rating agencies and statements by, or news reports of statements by State officials and employees and by rating agencies. The Sponsor and its counsel have not independently verified any of the information contained in the official statements and other sources and counsel have not expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinions set forth below under North Carolina Taxes.

Tax Status. For a discussion of the Federal tax status of income earned on North Carolina Quality Trust Units, see "Other Matters--Federal Tax
Status". The portfolio of the North Carolina Quality Trust consists of bonds issued by the State of North Carolina or municipalities, authorities or political subdivisions thereof (the "Bonds").

In the opinion of Hunton & Williams, special counsel to the Fund for North Carolina tax matters, under existing North Carolina law:

Upon the establishing of the North Carolina Quality Trust and the Units thereunder:

(1)The North Carolina Quality Trust is not an "association" taxable as a corporation under North Carolina law with the result that income of the North Carolina Quality Trust will be deemed to be income of the Unitholders.

(2)Interest on the Bonds that is exempt from North Carolina income tax when received by the North Carolina Quality Trust will retain its tax-exempt status when received by the Unitholders.

(3)Unitholders will realize a taxable event when the North Carolina Quality Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when a Unitholder redeems or sells his Units (or any of them), and taxable gains for Federal income tax purposes may result in gain taxable as ordinary income for North Carolina income tax purposes. However, when a Bond has been issued under an act of the North Carolina General Assembly that provides that all income from such Bond, including any profit made from the sale thereof, shall be free from all taxation by the State of North Carolina, any such profit received by the North Carolina Quality Trust will retain its tax-exempt status in the hands of the Unitholders.

(4)Unitholders must amortize their proportionate shares of any premium on a Bond. Amortization for each taxable year is accomplished by lowering the Unitholder's basis (as adjusted) in his Units with no deduction against gross income for the year.

(5)The Units are exempt from the North Carolina tax on intangible personal property so long as the corpus of the North Carolina Quality Trust remains composed entirely of Bonds or, pending distribution, amounts received on the sale, redemption or maturity of the Bonds and the Trustee periodically supplies to the North Carolina Department of Revenue at such times as required by the Department of Revenue a complete description of the North Carolina Quality Trust and also the name, description and value of the obligations held in the corpus of the North Carolina Quality Trust.

The opinion of Hunton & Williams is based, in part, on the opinion of Chapman and Cutler regarding Federal tax status

                                                                                          Semi-
Per Unit Information:                                                        Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     53.50  $    53.50
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.31  $     1.86
 Estimated Net Annual Interest Income per Unit............................. $     51.19  $    51.64
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     51.19  $    51.64
 Divided by 12 and 2, respectively......................................... $      4.27  $    25.82
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .14221  $   .14346
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.12%       5.16%
Estimated Long-Term Return <F3><F4><F5>....................................        5.09%       5.13%
Estimated Initial Monthly Distribution (December 1995)..................... $      2.42
Estimated Initial Semi-annual Distribution (May 1996)......................              $    23.96
Estimated Normal Distribution per Unit <F5>................................ $      4.27  $    25.82

Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the North
                                Carolina Quality Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--May and November commencing December 15, 1995

<F1>During the first year the Trustee will reduce its fee by approximately $.02 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $53.52. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.33 and $1.88 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See
"Estimated Current Returns and Estimated Long-Term Returns."

<F2>The estimated annual expenses are expected to fluctuate periodically (see
"Trust Administration--Fund Administration and Expenses--Miscellaneous
Expenses").

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

NORTH CAROLINA INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES 84 (IM-IT AND QUALITY MULTI-SERIES 262)
PORTFOLIO As of November 9, 1995
                                                                                                                    Offering
                                                                                                                    Price To
                                                                                                                    North
               Name of Issuer, Title, Interest Rate and Maturity               Rating<F2>                           Carolina
Aggregate      Date of either Bonds Deposited or Bonds Contracted       Standard               Redemption           Quality
Principal<F1>  for<F1><F5>                                              & Poor's    Moody's    Feature<F3>          Trust<F4>
$     500,000  North Carolina, Municipal Power Agency No. 1, Catawba
               Electric Revenue Refunding Bonds, Series 1993 (MBIA                              2003 @ 102
               Insured)   #5.00% Due 1/1/2015 ......................... AAA          Aaa        2013 @ 100 S.F.     $     465,235
      500,000  Gastonia, North Carolina, Certificates of Participation
               (Police Station Project) Series 1995  (FGIC Insured)                             2005 @ 102
               #5.70% Due 8/1/2015 .................................... AAA          Aaa        2008 @ 100 S.F.           502,500
      175,000  Pitt County, North Carolina, Hospital Revenue Bonds
               (Pitt County Memorial Hospital Issue) Series 1995                                2005 @ 102
               #5.50% Due 12/1/2015 ................................... AA-          Aa         2011 @ 100 S.F.           171,715
      110,000  City of Charlotte, North Carolina, Water and Sewer
               General Obligation Bonds, Series 1994   5.90% Due
               2/1/2019 ............................................... AAA          Aaa        2004 @ 102                114,362
      500,000  North Carolina Medical Care Commission, Hospital
               Revenue Bonds (Gaston Memorial Hospital Project) Series                          2006 @ 102
               1995**   #5.50% Due 2/15/2019 .......................... A+           A          2016 @ 100 S.F.           483,425
      500,000  Appalachian State University, North Carolina, Utilities
               System Revenue Bonds, Board of Governors of the
               University of North Carolina, Series 1994 (MBIA                                  2004 @ 102
               Insured)   #6.125% Due 5/15/2019 ....................... AAA          Aaa        2015 @ 100 S.F.           519,645
      155,000  North Carolina Medical Care Commission, Hospital
               Revenue Refunding Bonds (Presbyterian Health Services                            2003 @ 102
               Corp. Project) Series 1993   #5.50% Due 10/1/2020 ...... AA           Aa         2015 @ 100 S.F.           150,668
      500,000  City of Charlotte, North Carolina, Refunding
               Certificates of Participation (Convention Facility
               Project) Series 1993C (AMBAC  Indemnity Insured)
               #5.00% Due 12/1/2021 ................................... AAA          Aaa        2003 @ 100                458,820
      145,000  Craven Regional Medical Authority, North Carolina,
               Insured Health Care Facilities Revenue Refunding Bonds,                          2003 @ 102
               Series 1993 (MBIA Insured)   #5.50% Due 10/1/2023 ...... AAA          Aaa        2018 @ 100 S.F.           140,708
$   3,085,000                                                                                                       $   3,007,078

For an explanation of the footnotes used on this page, see "Notes to Portfolios".



As of the Date of Deposit: November 9, 1995

(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from October 4,1995 to November 8,1995. These Securities have expected settlement dates ranging from November 9,1995 to November 30,1995 (see "Unitholder Explanations").


(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's Investors Service, Inc.
The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title.
"N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters--Description of Securities Ratings".

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see
"Unitholder Explanations--Bond Redemptions". To the extent that the Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph (2) under "Other Matters--Federal
Tax Status".

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price").

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:


                                                              Annual
                          Annual                   Profit     Interest    Bid Side
Trust                     Insurance  Cost to       (Loss) to  Income to   Evaluation
                          Cost       Sponsor       Sponsor    Trust       of  Bonds
IM-IT.................... $--        $   8,561,376 $   62,322 $   490,643 $   8,556,945
California IM-IT......... $--        $   2,855,255 $   20,582 $   164,181 $   2,853,506
New York IM-IT........... $--        $   2,922,711 $   33,959 $   167,696 $   2,934,175
Ohio IM-IT............... $--        $   2,884,034 $   28,900 $   162,063 $   2,891,340
Pennsylvania IM-IT....... $--        $   2,913,006 $   19,889 $   165,825 $   2,909,663
National Quality......... $--        $   4,785,460 $   34,232 $   288,925 $   4,782,820
North Carolina Quality... $--        $   2,984,261 $   22,817 $   169,240 $   2,983,744


The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:


                          Percent of
Trust                     Aggregate Principal    Range of Days Subsequent
                          Amount                 to First Settlement Date
IM-IT....................                    19%                 2 to 14 days
California IM-IT.........                     --                      --
New York IM-IT...........                    33%                15 to 16 days
Ohio IM-IT...............                    25%                  2 to 7 days
Pennsylvania IM-IT.......                     --                      --
National Quality.........                    10%                    2 days
North Carolina Quality...                    16%                    1 day

On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, California IM-IT, New York IM-IT, Ohio IM-IT, Pennsylvania IM-IT, National Quality and North Carolina Quality Trusts were higher than the bid side evaluations of such Securities by 0.74%, 0.75%, 0.74%, 0.72%, 0.77%, 0.74% and 0.76%, respectively, of the aggregate principal amounts of such Securities.


"#" indicates that such Bond was issued at an original issue discount.
The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status".


(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds. Approximately 4%, 3%, 3%, 5%, 2% and 4% of the aggregate principal amount of the Securities in the IM-IT, California IM-IT Trust, New York IM-IT Trust, Ohio IM-IT Trust, Pennsylvania IM-IT Trust and National Quality Trust, respectively, are
"zero coupon" bonds.


Underwriting. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.


Name                                                                                                                          IM-IT
                                            Address                                                                           Units
Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                             5,118
A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                            1,000
Fidelity Capital Markets                    164 Northern Avenue, Boston, Massachusetts 02210                                   250
J.J.B. Hilliard, W.L. Lyons, Inc.           501 South Fourth Street, Louisville, Kentucky 40202                                250
William R. Hough & Company                  100 Second Avenue South, 8th Floor, St. Petersburg, Florida 33701                  250
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri  63043                            250
US Clearing Corp.                           26 Broadway, New York, New York 10004                                              250
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                                   100
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                              100
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048                         100
First Investors Corporation                 95 Wall Street, 22nd Floor New York, New York 10005                                100
First Miami Securities                      20660 West Dixie Highway, North Miami Beach, Florida 33180                         100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                           100
Huntleigh Securities Corporation            222 South Central, 3rd Floor, St. Louis, Missouri 63105                            100
                                            McDonald Investment Center, 800 Superior Avenue, Suite 2100, Cleveland, Ohio
McDonald & Company Securities, Inc.         44114                                                                              100
Oppenheimer & Co., Inc.                     World Financial Center, 8th Floor, New York, New York 10281                        100
Pershing DIV of DLJ Secs Corp.              One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399                       100
Principal Financial Securities, Inc.        Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas 75201                  100
Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014                        100
Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                                100
Roosevelt & Cross Inc.                      20 Exchange Place, New York, New York 10005                                        100
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                                   100
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                                      100
B.C. Ziegler and Company                    215 North Main Street, West Bend, Wisconsin 53095                                  100
                                                                                                                             9,068

Name                                                                                                       California IM-IT
                                           Address                                                              Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,024
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 250
Stephens Inc.                              111 Center Street, Little Rock, Arkansas 72201                              250
Advest, Inc.                               280 Trumbull Street, Hartford, Connecticut 06103                            100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                       100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                     100
                                                                                                                     3,024

Name                                                                                                          New York IM-IT
                                           Address                                                               Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                       2,209
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                  500
Advest, Inc.                               280 Trumbull Street, Hartford, Connecticut 06103                             100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                   100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                     100
Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399                 100
                                                                                                                      3,109


                                                                                                                               Ohio
                                                                                                                              IM-IT
Name                                                                                                                          Trust
                                           Address                                                                            Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                              1,963
The Ohio Company                           155 East Broad Street, Columbus, Ohio 43215                                         250
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                               150
Butler, Wick & Co., Inc.                   City Center One, Suite 700, P.O. Box 149, Youngstown, Ohio 44501                    100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                          100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                            100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                             100
                                           McDonald Investment Center, 800 Superior Avenue, Suite 2100, Cleveland, Ohio
McDonald & Company Securities, Inc.        44114                                                                               100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                         100
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                          100
                                                                                                                             3,063

                                                                                                                  Pennsylvania
Name                                                                                                               IM-IT Trust
                                           Address                                                                       Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                         1,484
Janney Montgomery Scott Inc.               1801 Market Street, 11th Floor, Philadelphia, Pennsylvania 19103               250
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                    250
Advest, Inc.                               280 Trumbull Street, Hartford, Connecticut 06103                               100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                     100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                          100
Fidelity Capital Markets                   164 Northern Avenue, Boston, Massachusetts 02210                               100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                       100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                        100
Legg Mason Wood Walker, Inc.               111 South Calvert Street, Baltimore, Maryland 21202                            100
W.H. Newbold's Son & Co.                   1500 Walnut Street, Philadelphia, Pennsylvania 19102                           100
Parker/Hunter, Incorporated                600 Grant Street, Pittsburgh, Pennsylvania 15219                               100
Pershing DIV of DLJ Secs Corp.             One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399                   100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219              100
                                                                                                                        3,084

Name                                                                                                       National Quality
                                           Address                                                              Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      4,418
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                       250
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                     100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
                                                                                                                     5,068

                                                                                                                         North
                                                                                                                      Carolina
Name                                                                                                             Quality Trust
                                           Address                                                                       Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                         2,512
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                    250
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                     100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                       100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                        100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219              100
                                                                                                                        3,162



Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See
"Trust Administration--General--Sponsor and Underwriter Compensation" and "Portfolio" for the applicable Trust.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., has changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1994 the total stockholders' equity of Van Kampen Merritt Inc. was $117,357,000 (audited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust or to any Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of June 30, 1995, the Sponsor and its affiliates managed or supervised approximately $54 billion of investment products, of which over $25.3 billion is invested in municipal securities. The Sponsor and its affiliates managed $40.95 billion of assets, consisting of $25.2 billion for 42 open end mutual funds, $9.9 billion for 38 closed-end funds and $5.9 billion for 87 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms. Van Kampen American Capital Distributors, Inc. is the sponsor of the various series of the trusts listed below. Some of the mutual funds and closed-end funds for which Van Kampen American Capital Distributors, Inc. acts as distributor are also listed below. Only those mutual funds available for reinvestment under the Reinvestment Option to Unitholders of unit investment trusts are listed below. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in the trusts, mutual funds and closed-end funds listed below, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential Financial Information" for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 1 and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.


Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit
Information" for the applicable Trust. After the first year such fee will be computed at $.51 per $1,000 principal amount of Securities for that portion of each Trust under the semi-annual distribution plan and $.91 per $1,000 principal amount of Securities for that portion of each Trust under the monthly distribution plan. Based on the size of the Trust on the Date of Deposit and assuming all Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $4,628, $1,512, $1,548, $1,540, $1,538, $2,550 and
$1,573 for the IM-IT, California IM-IT, New York IM-IT, Ohio IM-IT, Pennsylvania IM-IT, National Quality and North Carolina Quality Trusts, respectively. Assuming in the alternative that all Unitholders had elected the monthly distribution plan such fees would have initially amount to $8,258, $2,698, $2,762, $2,748, $2,744, $4,550 and $2,807 for the above mentioned
Trusts, respectively. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States
Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information" for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports
Provided" and "Trustee" above.


 Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder
Explanations--Public Offering-- Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios", so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates).

The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.


A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information". A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, State or National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate and IM-IT Short Intermediate Trusts. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.


Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Accrued Interest--Accrued
Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price plus interest accrued to the date of settlement in the manner described.


The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of in the case of an IM-IT, State or National Quality Trust $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See
"Unitholder Explanations--Public Offering--General". Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public Offering--General") provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering".


Except as stated hereinafter, the minimum purchase requirement in the initial offering period and in the secondary market is one Unit. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting".

Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Unitholder Explanations--Public
Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public
Offering--General".


The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $12.00 and $35.00 per Unit of any
Quality, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT, State or National Quality Trust the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. A. G. Edwards & Sons, Inc. ("Edwards"), which acts as a Managing Underwriter of Units of the various series of the IM-IT, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT it underwrites. Also, if The Principal Financial Securities, Inc. commits (on the Date of Deposit) to underwrite a total of 4,000 or more Units of this series of the IM-IT, any other series of the IM-IT and/or any series of Texas Insured Municipals Income Trust during any calendar month, then The Principal Financial Securities, Inc. will receive an additional $1.00 per Unit for each of the Units of such Trust it commits to underwrite in said month. Also, the Sponsor will receive from the Managing Underwriters of the California IM-IT Trust (who underwrite 15% of the respective Trusts or 1,000 Units, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of the respective trusts, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1500 Units, whichever is greater, of any California IM-IT Trust will receive an additional $2.00 per each such Unit. The Sponsor and First Investors Corporation ("First Investors") have entered into an agreement under which First Investors will receive an additional $5.00 per Unit in connection with a minimum commitment of 17.5% of the total Units of the New York IM-IT Trust, provided that the New York IM-IT Trust does not exceed 10,000 Units. If the New York IM-IT Trust exceeds 10,000 Units, First Investors will receive an additional $5.00 per Unit if First Investors underwrites the lesser of 3,000 Units or 20% of the New York IM-IT Trust. In addition, the Sponsor has entered into agreements with Advest, Inc. ("Advest") and Gruntal & Co., Inc.
("Gruntal") whereby Advest and Gruntal will receive an additional $2.00 per Unit in connection with a minimum commitment of 1,500 Units of any New York IM-IT Trust. Also, the Sponsor will receive from the Managing Underwriters of the New York IM-IT Trust (who underwrite 15% of the Trust or 1,000 Units of the Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of the Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of the New York IM-IT Trust will receive an additional $2.00 per each such Unit In addition, the Sponsor will receive from the Managing Underwriters of the Ohio IM-IT Trust (who underwrite 15% of the Trust or 1,000 Units, whichever is greater) the excess of the gross sales commission over $38.00 per Unit of any Ohio IM-IT Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Ohio IM-IT Trust will receive an additional $2.00 per each such Unit. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, A.G Edwards & Sons, Inc. ("Edwards"), which acts as a
Managing Underwriter of Units of the various series of the National Quality Trust, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit it underwrites of the National Quality Trust. See "Unitholder Explanations--Public Offering--General." Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Corporation of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Underwriting" and "Portfolio" for the applicable Trust and "Notes to Portfolios". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.


As stated under "Unitholder Explanations--Public Offering--Market for
Units", the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

OTHER MATTERS


Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Orrick, Herrington & Sutcliffe has acted as special counsel to the Fund for California tax matters. Hunton & Williams has acted as special counsel to the Fund for North Carolina tax matters. Squire, Sanders & Dempsey has acted as special counsel to the Fund for Ohio tax matters. Saul, Ewing, Remick & Saul has acted as special counsel to the Fund for Pennsylvania tax matters. Tanner Propp & Farber has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion.


Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:


(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders;
however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;



(2)Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;


(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.


Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its
"adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.


"The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.


In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.


Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.


In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.


In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount."
 The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.


Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.


For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

DESCRIPTION OF SECURITIES RATINGS

Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

As published by the rating companies.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 262 (IM-IT, California IM-IT, New York IM-IT, Ohio IM-IT, Pennsylvania IM-IT, National Quality and North Carolina Quality Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 262 (IM-IT, California IM-IT, New York IM-IT, Ohio IM-IT, Pennsylvania IM-IT, National Quality and North Carolina Quality Trusts) as of November 9, 1995. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 262 (IM-IT, California IM-IT, New York IM-IT, Ohio IM-IT, Pennsylvania IM-IT, National Quality and North Carolina Quality Trusts) as of November 9, 1995, in conformity with generally accepted accounting principles.

                                                 GRANT THORNTON LLP
Chicago, Illinois
November 9, 1995




                                 INSURED MUNICIPALS INCOME TRUST
                                               and
                                INVESTORS' QUALITY TAX-EXEMPT TRUST
                                        MULTI-SERIES 262
                                     Statements of Condition
                                      As of November 9, 1995
INVESTMENT IN SECURITIES                                                  California    New York      Ohio
                                                            IM-IT         IM-IT Trust   IM-IT Trust   IM-IT Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   8,623,698 $   2,875,837 $   2,956,670 $   2,912,934
Accrued interest to the First Settlement Date <F1><F4>.....       122,467        22,800        36,585        44,756
Total...................................................... $   8,746,165 $   2,898,637 $   2,993,255 $   2,957,690
LIABILITY AND INTEREST OF UNITHOLDERS
Liability-- ...............................................
 Accrued interest payable to Sponsor <F1><F4>               $     122,467 $      22,800 $      36,585 $      44,756
Interest of Unitholders-- .................................
Cost to investors <F3>.....................................     9,068,000     3,024,000     3,109,000     3,063,000
Less: Gross underwriting commission <F3>...................       444,302       148,163       152,330       150,066
Net interest to Unitholders <F1><F3><F4>...................     8,623,698     2,875,837     2,956,670     2,912,934
Total...................................................... $   8,746,165 $   2,898,637 $   2,993,255 $   2,957,690


<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price".
The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:



                                        Principal     Offering      Accrued
                          Amount of     Amount of     Price of      Interest to
                          Letter of     Bonds Under   Bonds Under   Expected
                          Credit        Contracts     Contracts     Delivery  Dates
IM-IT.................... $   8,743,856 $   9,075,000 $   8,623,698 $         120,158
California IM-IT Trust... $   2,897,097 $   2,965,000 $   2,875,837 $          21,260
New York IM-IT Trust..... $   2,994,091 $   3,035,000 $   2,956,670 $          37,421
Ohio IM-IT Trust......... $   2,956,639 $   3,020,000 $   2,912,934 $          43,705

<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to the Trust the amount of net interest accrued to
November 14, 1995, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.




                                 INSURED MUNICIPALS INCOME TRUST
                                               and
                                INVESTORS' QUALITY TAX-EXEMPT TRUST
                                        MULTI-SERIES 262
                                  Statements of Condition (Continued)
                                      As of November 9, 1995
                                                                                        North
INVESTMENT IN SECURITIES                                    Pennsylvania  National      Carolina
                                                            IM-IT Trust   Quality Trust Quality Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   2,932,895 $   4,819,692 $   3,007,078
Accrued interest to the First Settlement Date <F1><F4>.....        36,826        81,822        51,932
Total...................................................... $   2,969,721 $   4,901,514 $   3,059,010
LIABILITY AND INTEREST OF UNITHOLDERS
Liability-- ...............................................
 Accrued interest payable to Sponsor <F1><F4>               $      36,826 $      81,822 $      51,932
Interest of Unitholders-- .................................
Cost to investors <F3>.....................................     3,084,000     5,068,000     3,162,000
Less: Gross underwriting commission <F3>...................       151,105       248,308       154,922
Net interest to Unitholders <F1><F3><F4>...................     2,932,895     4,819,692     3,007,078
Total...................................................... $   2,969,721 $   4,901,514 $   3,059,010

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price".
The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:




                                              Principal     Offering      Accrued
                                Amount of     Amount of     Price of      Interest to
                                Letter of     Bonds Under   Bonds Under   Expected
                                Credit        Contracts     Contracts     Delivery  Dates
Pennsylvania IM-IT Trust....... $   2,968,065 $   3,015,000 $   2,932,895 $         35,170
National Quality Trust......... $   4,898,374 $   5,000,000 $   4,819,692 $         78,682
North Carolina Quality Trust... $   3,057,117 $   3,085,000 $   3,007,078 $         50,039

<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to the Trust the amount of net interest accrued to
November 14, 1995, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.


EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1995. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $114,700. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See
"Other Matters--Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.


IM-IT

Taxable Income ($1,000's)                                                                  Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return   Bracket      5%        5 1/2%      6%      6 1/2%         7%       7 1/2%       8%
                                                                                   Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00       15%     5.88%        6.47%   7.06%        7.65%     8.24%        8.82%     9.41%
      23.35 - 56.55        39.00 - 94.25       28      6.94         7.64    8.33         9.03      9.72        10.42     11.11
     56.55 - 117.95       94.25 - 143.60       31      7.25         7.97    8.70         9.42     10.14        10.87     11.59
    117.95 - 256.50      143.60 - 256.50       36      7.81         8.59    9.38        10.16     10.94        11.72     12.50
        Over 256.50          Over 256.50     39.6      8.28         9.11    9.93        10.76     11.59        12.42     13.25


CALIFORNIA

Taxable Income ($1,000's)                                                                   Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return  Bracket*       5%       5 1/2%       6%       6 1/2%        7%       7 1/2%       8%
                                                                                    Equivalent Taxable Estimated Current Return
$          0 - 23.35 $         0 - 39.00     20.1%     6.26%        6.88%    7.51%        8.14%     8.76%        9.39%   10.01%
       23.35 - 56.55       39.00 - 94.25     34.7      7.66         8.42     9.19         9.95     10.72         11.49    12.25
                          94.25 - 143.60     37.4      7.99         8.79     9.58        10.38     11.18         11.98    12.78
     56.55 - 117.95                          37.9      8.05         8.86     9.66        10.47     11.27         12.08    12.88
    117.95 - 214.93      143.60 - 256.50     42.4      8.68         9.55    10.42        11.28     12.15         13.02    13.89
    214.93 - 256.50                            43      8.77         9.65    10.53        11.40     12.28         13.16    14.04
                          256.50 - 429.86    45.6      9.19        10.11    11.03        11.95     12.87         13.79    14.71
        Over 256.50          Over 429.86     46.2      9.29        10.22    11.15        12.08     13.01         13.94    14.87


* The State tax rates assumed take into account recent adjustments of tax brackets based on changes in the Consumer Price Index. The table reflects California income tax laws that increase State income tax rates for high income taxpayers. However, the table does not reflect the limitation on itemized deductions and the phase out of the benefit for the personal exemption credit and the dependent exemption credit that are imposed by the California income tax laws in a manner similar to Federal tax law.

NEW YORK

Taxable Income ($1,000's)                                                                Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return Bracket*       5%       5 1/2%       6%       6 1/2%       7%       7 1/2%       8%
                                                                                 Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00     21.5%    6.37%        7.01%    7.64%        8.28%    8.92%        9.55%   10.19%
      23.35 - 56.55        39.00 - 94.25     33.5     7.52         8.27     9.02         9.77    10.53        11.28    12.03
      56.55 - 117.95      94.25 - 143.60     36.2     7.84         8.62     9.40        10.19    10.97        11.76    12.54
    117.95 - 256.50      143.60 - 256.50     40.9     8.46         9.31    10.15        11.00    11.84        12.69    13.54
        Over 256.50          Over 256.50     44.2     8.96         9.86    10.75        11.65    12.54        13.44    14.34


* Combined Federal and State tax bracket was computed assuming that the investor is not subject to local income taxes, such as New York City taxes. Should a Unitholder reside in a locality which imposes an income tax, the Unitholder's equivalent taxable estimated current return would be greater than the equivalent taxable estimated current returns indicated in the table. The table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000. In addition, the table does not reflect the amendments to the New York State income tax law that impose limitations on the deductibility of itemized deductions. The application of the New York State supplemental income tax and limitation on itemized deductions may result in a higher combined Federal, State and local tax rate than indicated in the table.

OHIO



Taxable Income ($1,000's)                                                                Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return  Bracket       5%       5 1/2%       6%       6 1/2%       7%       7 1/2%       8%
                                                                                 Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00     18.8%    6.16%        6.77%    7.39%        8.00%    8.62%        9.24%    9.85%
      23.35 - 56.55                          31.7     7.32         8.05     8.78         9.52    10.25        10.98    11.71
                            39.00 - 94.25    32.3     7.39         8.12     8.86         9.60    10.34        11.08    11.82
     56.55 - 117.95       94.25 - 143.60     35.8     7.79         8.57     9.35        10.12    10.90        11.68    12.46
    117.95 - 256.50      143.60 - 256.50     40.8     8.45         9.29    10.14        10.98    11.82        12.67    13.51
        Over 256.50          Over 256.50     44.1     8.94         9.84    10.73        11.63    12.52        13.42    14.31


PENNSYLVANIA

Taxable Income ($1,000's)                                                                   Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return  Bracket*       5%       5 1/2%       6%       6 1/2%        7%        7 1/2%       8%
                                                                                    Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00     17.4%     6.05%        6.66%    7.26%        7.87%     8.47%         9.08%    9.69%
      23.35 - 56.55        39.00 - 94.25       30      7.14         7.86     8.57         9.29     10.00         10.71    11.43
     56.55 - 117.95       94.25 - 143.60     32.9      7.45         8.20     8.94         9.69     10.43         11.18    11.92
    117.95 - 256.50      143.60 - 256.50     37.8      8.04         8.84     9.65        10.45     11.25         12.06    12.86
        Over 256.50          Over 256.50     41.3      8.52         9.37    10.22        11.07     11.93         12.78    13.63


* The table does not reflect the effect of the exemption of the Trust from local personal property taxes and from the Philadelphia School District Investment Net Income Tax; accordingly, residents of Pennsylvania subject to such taxes would need a higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.

QUALITY

Taxable Income ($1,000's)                                                                  Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return   Bracket       5%       5 1/2%      6%       6 1/2%        7%       7 1/2%        8%
                                                                                   Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00        15%    5.88%        6.47%   7.06%        7.65%     8.24%        8.82%     9.41%
      23.35 - 56.55        39.00 - 94.25       28      6.94         7.64    8.33         9.03      9.72        10.42     11.11
     56.55 - 117.95       94.25 - 143.60       31      7.25         7.97    8.70         9.42     10.14        10.87     11.59
    117.95 - 256.50      143.60 - 256.50       36      7.81         8.59    9.38        10.16     10.94        11.72     12.50
        Over 256.50          Over 256.50     39.6      8.28         9.11    9.93        10.76     11.59        12.42     13.25

NORTH CAROLINA

Taxable Income ($1,000's)                                                                Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return  Bracket       5%       5 1/2%       6%       6 1/2%       7%       7 1/2%       8%
                                                                                 Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00       21%    6.33%        6.96%    7.59%        8.23%    8.86%        9.49%   10.13%
      23.35 - 56.55        39.00 - 94.25       33     7.46         8.21     8.96         9.70    10.45        11.19    11.94
     56.55 - 117.95       94.25 - 143.60     36.4     7.86         8.65     9.43        10.22    11.01        11.79    12.58
    117.95 - 256.50      143.60 - 256.50       41     8.47         9.32    10.17        11.02    11.86        12.71    13.56
        Over 256.50          Over 256.50     44.3     8.98         9.87    10.77        11.67    12.57        13.46    14.36



A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.


IM-IT

Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
December         1995                           $      2.46                $     2.46
January          1996  - July             2006         4.34                      4.34
August           2006                                  4.29   $    18.19        22.48
September        2006  - November         2006         4.25                      4.25
December         2006                                  3.97       110.28       114.25
January          2007                                  3.73                      3.73
February         2007                                  3.73       110.28       114.01
March            2007                                  3.13        27.57        30.70
April            2007  - May              2007         3.07                      3.07
June             2007                                  2.93        94.84        97.77
July             2007                                  2.63        16.54        19.17
August           2007  - November         2015         2.54                      2.54
December         2015                                  2.48        27.57        30.05
January          2016  - March            2017         2.42                      2.42
April            2017                                  2.42        65.06        67.48
May              2017  - January          2020         2.12                      2.12
February         2020                                  2.12        55.14        57.26
March            2020  - June             2020         1.86                      1.86
July             2020                                  1.86        14.34        16.20
August           2020                                  1.44       110.27       111.71
September        2020  - January          2021         1.37                      1.37
February         2021                                  1.37        27.57        28.94
March            2021  - August           2021         1.37                      1.37
September        2021                                  1.12       110.28       111.40
October          2021  - May              2023          .91                       .91
June             2023                                   .83        35.84        36.67
July             2023  - April            2025          .76                       .76
May              2025                                   .76        55.14        55.90
June             2025  - September        2025          .51                       .51
October          2025                                   .51        55.14        55.65
November         2025  - September        2033          .25                       .25
October          2033                                   .10        66.72        66.82


IM-IT (continued)

Semi-annual

Distribution Dates                             Estimated      Estimated    Estimated
(Each June and December                        Interest       Principal    Total
Unless Otherwise Indicated)                    Distribution   Distribution Distribution
December         1995                          $       2.47                $     2.47
June             1996  - June            2006         26.21                     26.21
August           2006                                         $    18.19        18.19
December         2006                                 25.53       110.28       135.81
February         2007                                             110.28       110.28
March            2007                                              27.57        27.57
June             2007                                 19.82        94.84       114.66
July             2007                                              16.54        16.54
December         2007                                 15.46                     15.46
June             2008  - June            2015         15.38                     15.38
December         2015                                 15.31        27.57        42.88
June             2016  - December        2016         14.62                     14.62
April            2017                                              65.06        65.06
June             2017                                 14.01                     14.01
December         2017  - December        2019         12.80                     12.80
February         2020                                              55.14        55.14
June             2020                                 11.77                     11.77
July             2020                                              14.34        14.34
August           2020                                             110.27       110.27
December         2020                                  8.85                      8.85
February         2021                                              27.57        27.57
June             2021                                  8.30                      8.30
September        2021                                             110.28       110.28
December         2021                                  6.64                      6.64
June             2022  - December        2022          5.47                      5.47
June             2023                                  5.39        35.84        41.23
December         2023  - December        2024          4.60                      4.60
May              2025                                              55.14        55.14
June             2025                                  4.34                      4.34
October          2025                                              55.14        55.14
December         2025                                  2.56                      2.56
June             2026  - June            2033          1.53                      1.53
October          2033                                   .86        66.72        67.58


California IM-IT Trust

Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
December        1995                           $      2.45                $     2.45
January         1996  - October          2006         4.33                      4.33
November        2006                                  4.33   $   165.34       169.67
December        2006  - April            2007         3.55                      3.55
May             2007                                  3.55       165.34       168.89
June            2007  - January          2019         2.77                      2.77
February        2019                                  2.77        33.07        35.84
March           2019  - January          2020         2.77                      2.77
February        2020                                  2.77       165.35       168.12
March           2020                                  2.01        66.13        68.14
April           2020  - June             2023         1.71                      1.71
July            2023                                  1.71        90.94        92.65
August          2023  - February         2025         1.28                      1.28
March           2025                                  1.13        66.14        67.27
April           2025  - September        2025         1.00                      1.00
October         2025                                  1.00       165.34       166.34
November        2025  - March            2028          .23                       .23
April           2028                                   .07        62.83        62.90

Semi-annual

Distribution Dates                           Estimated      Estimated    Estimated
(Each January and July                       Interest       Principal    Total
Unless Otherwise Indicated)                  Distribution   Distribution Distribution
January         1996                         $       6.83                $     6.83
July            1996  - July           2006         26.17                     26.17
November        2006                                        $   165.34       165.34
January         2007                                24.60                     24.60
May             2007                                            165.34       165.34
July            2007                                19.91                     19.91
January         2008  - January        2019         16.79                     16.79
February        2019                                             33.07        33.07
July            2019  - January        2020         16.79                     16.79
February        2020                                            165.35       165.35
March           2020                                             66.13        66.13
July            2020                                11.74                     11.74
January         2021  - January        2023         10.38                     10.38
July            2023                                10.38        90.94       101.32
January         2024  - January        2025          7.76                      7.76
March           2025                                             66.14        66.14
July            2025                                 6.47                      6.47
October         2025                                            165.34       165.34
January         2026                                 3.73                      3.73
July            2026  - January        2028          1.40                      1.40
April           2028                                  .54        62.83        63.37

New York IM-IT Trust

Monthly

                                              Estimated     Estimated    Estimated
Distribution Dates                            Interest      Principal    Total
(Each Month)                                  Distribution  Distribution Distribution
December        1995                          $      2.44                $     2.44
January         1996  - March           2006         4.30                      4.30
April           2006                                 4.30   $   119.00       123.30
May             2006  - June            2006         3.75                      3.75
July            2006                                 3.67       194.60       198.27
August          2006  - February        2007         2.81                      2.81
March           2007                                 2.42       149.57       151.99
April           2007  - June            2007         2.08                      2.08
July            2007                                 1.92        64.33        66.25
August          2007  - May             2020         1.78                      1.78
June            2020                                 1.78        32.16        33.94
July            2020  - June            2023         1.78                      1.78
July            2023                                 1.78        46.64        48.42
August          2023  - June            2025         1.58                      1.58
July            2025                                 1.46       209.07       210.53
August          2025                                  .66       160.82       161.48


Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each May and November                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
May             1996                          $      24.14                $    24.14
November        1996  - November        2005         26.02                     26.02
April           2006                                         $   119.00       119.00
May             2006                                 25.46                     25.46
July            2006                                             194.60       194.60
November        2006                                 18.83                     18.83
March           2007                                             149.57       149.57
May             2007                                 15.17                     15.17
July            2007                                              64.33        64.33
November        2007                                 11.23                     11.23
May             2008  - May             2020         10.78                     10.78
June            2020                                              32.16        32.16
November        2020  - May             2023         10.78                     10.78
July            2023                                              46.64        46.64
November        2023                                  9.98                      9.98
May             2024  - May             2025          9.57                      9.57
July            2025                                             209.07       209.07
August          2025                                  3.75       160.82       164.57


Ohio IM-IT Trust

Monthly

                                              Estimated     Estimated    Estimated
Distribution Dates                            Interest      Principal    Total
(Each Month)                                  Distribution  Distribution Distribution
December        1995                          $      2.38                $     2.38
January         1996  - November        2006         4.20                      4.20
December        2006                                 4.20   $   318.31       322.51
January         2007  - November        2007         2.70                      2.70
December        2007                                 2.70       244.86       247.56
January         2008  - November        2015         1.58                      1.58
December        2015                                 1.58       212.21       213.79
January         2016  - November        2020          .67                       .67
December        2020                                  .67        32.65        33.32
January         2021  - November        2021          .67                       .67
December        2021                                  .67        14.69        15.36
January         2022  - November        2029          .67                       .67
December        2029                                  .28       163.24       163.52

Semi-annual

Distribution Dates                        Estimated      Estimated    Estimated
(Each January and July                    Interest       Principal    Total
Unless Otherwise Indicated)               Distribution   Distribution Distribution
January         1996                      $       6.64                $     6.64
July            1996  - July        2006         25.45                     25.45
December        2006                                     $   318.31       318.31
January         2007                             23.93                     23.93
July            2007                             16.37                     16.37
December        2007                                         244.86       244.86
January         2008                             15.24                     15.24
July            2008  - July        2015          9.60                      9.60
December        2015                                         212.21       212.21
January         2016                              8.68                      8.68
July            2016  - July        2020          4.11                      4.11
December        2020                                          32.65        32.65
January         2021  - July        2021          4.11                      4.11
December        2021                                          14.69        14.69
January         2022  - July        2029          4.11                      4.11
December        2029                              3.04       163.24       166.28

Pennsylvania IM-IT Trust

Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
December         1995                           $      2.42                $     2.42
January          1996  - September        2005         4.28                      4.28
October          2005                                  4.28   $   162.12       166.40
November         2005  - February         2006         3.52                      3.52
March            2006                                  3.52        81.07        84.59
April            2006  - May              2020         3.15                      3.15
June             2020                                  2.75       162.12       164.87
July             2020  - May              2022         2.41                      2.41
June             2022                                  2.41        32.43        34.84
July             2022  - August           2022         2.26                      2.26
September        2022                                  2.26       162.13       164.39
October          2022  - February         2023         1.53                      1.53
March            2023                                  1.53        21.07        22.60
April            2023  - June             2023         1.53                      1.53
July             2023                                  1.14       162.13       163.27
August           2023  - August           2025          .79                       .79
September        2025                                   .79        81.06        81.85
October          2025  - September        2033          .43                       .43
October          2033                                   .17       113.49       113.66

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each January and July                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
January          1996                         $       6.76                $     6.76
July             1996  - July           2005         25.90                     25.90
October          2005                                        $   162.12       162.12
January          2006                                23.62                     23.62
March            2006                                             81.07        81.07
July             2006                                19.83                     19.83
January          2007  - January        2020         19.07                     19.07
June             2020                                            162.12       162.12
July             2020                                17.93                     17.93
January          2021  - January        2022         14.62                     14.62
June             2022                                             32.43        32.43
July             2022                                14.47                     14.47
September        2022                                            162.13       162.13
January          2023                                10.77                     10.77
March            2023                                             21.07        21.07
July             2023                                 8.91       162.13       171.04
January          2024  - July           2025          4.85                      4.85
September        2025                                             81.06        81.06
January          2026                                 3.40                      3.40
July             2026  - July           2033          2.68                      2.68
October          2033                                 1.07       113.49       114.56


National Quality Trust

Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
December         1995                           $      2.58                $     2.58
January          1996  - May              2005         4.56                      4.56
June             2005                                  4.56   $    98.65        103.21
July             2005  - June             2006         4.08                      4.08
July             2006                                  4.08        59.20        63.28
August           2006  - January          2007         3.78                      3.78
February         2007                                  3.51        98.66       102.17
March            2007  - October          2008         3.26                      3.26
November         2008                                  3.08       197.31       200.39
December         2008                                  2.27        98.66       100.93
January          2009  - June             2018         1.75                      1.75
July             2018                                  1.75        98.66       100.41
August           2018                                  1.30                      1.30
September        2018                                  1.30        29.60        30.90
October          2018  - November         2018         1.30                      1.30
December         2018                                  1.30        98.66        99.96
January          2019  - September        2019          .86                       .86
October          2019                                   .86        98.65        99.51
November         2019  - June             2020          .42                       .42
July             2020                                   .42         9.87        10.29
August           2020  - November         2023          .42                       .42
December         2023                                   .17        98.66        98.83

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each January and July                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
January          1996                         $       7.19                $     7.19
July             1996  - January        2005         27.56                     27.56
June             2005                                        $    98.65        98.65
July             2005                                27.07                     27.07
January          2006                                24.66                     24.66
July             2006                                24.66        59.20        83.86
January          2007                                22.89                     22.89
February         2007                                             98.66        98.66
July             2007                                19.99                     19.99
January          2008  - July           2008         19.75                     19.75
November         2008                                            197.31       197.31
December         2008                                             98.66        98.66
January          2009                                17.04                     17.04
July             2009  - January        2018         10.62                     10.62
July             2018                                10.62        98.66       109.28
September        2018                                             29.60        29.60
December         2018                                             98.66        98.66
January          2019                                 7.47                      7.47
July             2019                                 5.22                      5.22
October          2019                                             98.65        98.65
January          2020                                 3.89                      3.89
July             2020                                 2.57         9.87        12.44
January          2021  - July           2023          2.57                      2.57
December         2023                                 1.88        98.66       100.54

North Carolina Quality Trust

Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
December         1995                           $      2.42                $     2.42
January          1996  - January          2004         4.27                      4.27
February         2004                                  4.27   $    35.48        39.75
March            2004  - May              2006         4.10                      4.10
June             2006                                  3.68       158.13       161.81
July             2006  - July             2007         3.31                      3.31
August           2007                                  3.31       158.12       161.43
September        2007  - December         2014         2.58                      2.58
January          2015                                  2.58       158.13       160.71
February         2015  - November         2015         1.95                      1.95
December         2015                                  1.95        55.35        57.30
January          2016  - February         2019         1.70                      1.70
March            2019                                  1.32       158.12       159.44
April            2019  - September        2020         1.00                      1.00
October          2020                                  1.00        49.02        50.02
November         2020  - November         2021          .78                       .78
December         2021                                   .78       158.13       158.91
January          2022  - September        2023          .14                       .14
October          2023                                   .14        45.86        46.00

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each May and November                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
May             1996                          $      23.96                $    23.96
November        1996  - November        2003         25.82                     25.82
February        2004                                         $    35.48        35.48
May             2004                                 25.32                     25.32
November        2004  - May             2006         24.82                     24.82
June            2006                                             158.13       158.13
November        2006                                 20.44                     20.44
May             2007                                 20.07                     20.07
August          2007                                             158.12       158.12
November        2007                                 17.87                     17.87
May             2008  - November        2014         15.66                     15.66
January         2015                                             158.13       158.13
May             2015                                 13.09                     13.09
November        2015                                 11.80                     11.80
December        2015                                              55.35        55.35
May             2016                                 10.56                     10.56
November        2016  - November        2018         10.31                     10.31
March           2019                                             158.12       158.12
May             2019                                  8.51                      8.51
November        2019  - May             2020          6.06                      6.06
October         2020                                              49.02        49.02
November        2020                                  5.84                      5.84
May             2021  - November        2021          4.74                      4.74
December        2021                                             158.13       158.13
May             2022                                  1.52                      1.52
November        2022  - May             2023           .88                       .88
October         2023                                   .73        45.86        46.59


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.


Title                                                         Page
INTRODUCTION                                                     2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                       3
UNITHOLDER EXPLANATIONS                                          7
Settlement of Bonds in the Trusts                                7
The Fund                                                         7
Objectives and Securities Selection                              8
Risk Factors                                                    10
Replacement Bonds                                               12
Bond Redemptions                                                13
Distributions                                                   14
Change of Distribution Option                                   14
Certificates                                                    14
Estimated Current Returns and Estimated Long-Term Returns       15
Interest Earning Schedule                                       15
Calculation of Estimated Net Annual Interest Income             15
Accrued Interest                                                16
Accrued Interest                                                16
Public Offering                                                 16
General                                                         16
Offering Price                                                  18
Market for Units                                                19
Distributions of Interest and Principal                         20
Reinvestment Option                                             20
Redemption of Units                                             21
Reports Provided                                                22
Insurance on the Bonds in the Insured Trusts                    23
IM-IT TRUST                                                     30
CALIFORNIA IM-IT TRUST                                          34
NEW YORK IM-IT TRUST                                            44
OHIO IM-IT TRUST                                                54
PENNSYLVANIA IM-IT TRUST                                        60
NATIONAL QUALITY TRUST                                          67
NORTH CAROLINA QUALITY TRUST                                    71
NOTES TO PORTFOLIOS                                             78
UNDERWRITING                                                    80
TRUST ADMINISTRATION                                            84
Fund Administration and Expenses                                84
Sponsor                                                         84
Compensation of Sponsor and Evaluator                           84
Trustee                                                         85
Trustee's Fee                                                   85
Portfolio Administration                                        86
Sponsor Purchases of Units                                      87
Insurance Premiums                                              87
Miscellaneous Expenses                                          87
General                                                         88
Amendment or Termination                                        88
Limitation on Liabilities                                       89
Unit Distribution                                               89
Sponsor and Underwriter Compensation                            90
OTHER MATTERS                                                   91
Legal Opinions                                                  91
Independent Certified Public Accountants                        91
FEDERAL TAX STATUS                                              91
DESCRIPTION OF SECURITIES RATINGS                               95
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS                                                     97
STATEMENTS OF CONDITION                                         98
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
TABLES                                                         100
ESTIMATED CASH FLOWS TO UNITHOLDERS                            104


This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

November 9, 1995


Insured Municipals Income Trust
and Investors' Quality Tax-Exempt Trust, Multi-Series 262


IM-IT 360
California IM-IT 147
New York IM-IT 129
Ohio IM-IT 99
Pennsylvania IM-IT 210
National Quality 92
North Carolina Quality 84


A Wealth of Knowledge A Knowledge of Wealthsm
VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.

                   Contents of Registration Statement

  This Amendment of Registration Statement comprises the following papers and documents:
      The facing sheet and the Cross-Reference sheet
      The Prospectus and the signatures
      The consents of independent public accountants, ratings services and legal counsel

  The following exhibits:

  1.1  Copy of Trust Agreement.

  1.5  Form of Master Agreement Among Underwriters.

  3.1 Opinion and consent of counsel as to legality of securities being registered.

  3.2  Opinion  of counsel as to the  Federal
       income tax status of securities being registered.

  3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law and as to income tax status to New York residents of Units of the New York IM-IT Trust.

  3.4 Opinion and consent of counsel as to income tax status to California residents of Units of the California IM-IT Trust.

  3.5 Opinion and consent of counsel as to income tax status to Ohio residents of Units of the Ohio IM-IT Trust.

  3.6 Opinion and consent of counsel as to income tax status to Pennsylvania residents of Units of the Pennsylvania IM-IT Trust.

  3.7 Opinion and consent of counsel as to income tax status to North Carolina residents of Units of the North Carolina Quality Trust.

  4.1  Consent of Interactive Data Corporation.

  4.2  Consent of Standard & Poor's with respect to the Insured Trusts.

  4.3  Consent of Grant Thornton LLP.

  4.4  Financial Data Schedule.


                                  Signatures

     The Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 262, hereby identifies Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 and Multi-Series 213 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 262 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 9th day of November, 1995.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 262



                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, in the capacities indicated on November 9, 1995.

 Signature               Title

Don G. Powell         Chairman and Chief Executive    )
                        Officer                       )

William R. Rybak      Senior Vice President and       )
                        Chief Financial Officer       )

Ronald A. Nyberg      Director                        )

William R. Molinari   Director                        )


                                                     Sandra A. Waterworth
                                                     (Attorney-in-fact*)



* A  copy of each of the related powers of attorney was
  filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on From S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.